EXHIBIT 99.1

DANAOS CORPORATION

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our interim condensed consolidated financial statements (unaudited) and the notes thereto included elsewhere in this report.

Results of Operations

Three months ended September 30, 2025 compared to three months ended September 30, 2024

During the three months ended September 30, 2025, Danaos had an average of 74 container vessels and 10 Capesize drybulk vessels compared to 71.1 container vessels and 9.9 Capesize drybulk vessels during the three months ended September 30, 2024. Our container vessels utilization for the three months ended September 30, 2025 was 98.1% compared to 97.7% in the three months ended September 30, 2024. Our drybulk vessels utilization for the three months ended September 30, 2025 was 100.0% compared to 85.2% in the three months ended September 30, 2024.

Operating Revenues

Operating revenues increased by 1.8%, or $4.5 million, to $260.7 million in the three months ended September 30, 2025 from $256.2 million in the three months ended September 30, 2024.

Operating revenues of our container vessels segment increased by 1.5% or by $3.5 million, to $239.1 million in the three months ended September 30, 2025 from $235.6 million in the three months ended September 30, 2024, analyzed as follows:

•	$11.2 million increase in revenues as a result of newbuilding containership vessel additions;
•	$0.8 million increase in revenues as a result of higher fleet utilization between the two periods;
•	$4.3 million decrease in revenues as a result of lower charter rates between the two periods; and
•	$4.2 million decrease in revenues due to lower non-cash revenue recognition in accordance with US GAAP.

Operating revenues of our drybulk vessels segment increased by 4.9%, or $1.0 million, to $21.6 million in the three months ended September 30, 2025, compared to $20.6 million of revenues in the three months ended September 30, 2024, as a result of improved charter rates and higher dry bulk vessel utilization between the two periods.

Voyage Expenses

Voyage expenses decreased by $3.1 million to $13.9 million in the three months ended September 30, 2025 from $17.0 million in the three months ended September 30, 2024, driven by a $3.0 million decrease in other voyage expenses, mainly attributed to a different mix of time charter and voyage charter contracts under which our dry bulk vessels were deployed between the two periods.

More analytically, voyage expenses of our dry bulk vessels segment decreased by $4.5 million, to $4.7 million in the three months ended September 30, 2025, compared to $9.2 million voyage expenses in the three months ended September 30, 2024. For the three months ended September 30, 2025, voyage expenses of our dry bulk vessels comprised of $1.4 million in commissions and $3.3 million in other voyage expenses, mainly comprised of bunkers cost and port expenses, compared to $1.2 million in commissions and $8.0 million in other voyage expenses for the three months ended September 30, 2024, reflecting an increase in time charter employment of our dry bulk vessels during the three months ended September 30, 2025 compared to the three months ended September 30, 2024.

Voyage expenses of our container vessels segment increased by $1.4 million to $9.2 million in the three months ended September 30, 2025, from $7.8 million in the three months ended September 30, 2024.

Vessel Operating Expenses

Vessel operating expenses increased by $2.4 million to $52.3 million in the three months ended September 30, 2025 from $49.9 million in the three months ended September 30, 2024, primarily as a result of the increase in the average number of vessels in our fleet due to container vessel newbuilding deliveries and dry bulk vessels acquisitions and the increase in average daily operating cost of our vessels to $6,927 per vessel per day for the three months ended September 30, 2025 compared to $6,860 per vessel per day for the three months ended September 30, 2024. Management believes that our daily operating costs remain among the most competitive in the industry.

Depreciation

Depreciation expense increased by $2.5 million, to $41.2 million in the three months ended September 30, 2025 from $38.7 million in the three months ended September 30, 2024 due to the increase in the average number of vessels in our fleet.

Amortization of Deferred Drydocking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs increased by $3.3 million to $10.8 million in the three months ended September 30, 2025 from $7.5 million in the three months ended September 30, 2024, reflecting a larger number of vessels drydocked for which vessels drydocking amortization costs were recognized during the three months ended September 30, 2025 compared to the three months ended September 30, 2024.

General and Administrative Expenses

General and administrative expenses increased by $1.6 million, to $12.6 million in the three months ended September 30, 2025 from $11.0 million in the three months ended September 30, 2024. The increase was mainly attributable to $0.3 million higher management fees due to the increase in the average number of vessels in our fleet and a $1.3 million increase in corporate general and administrative expenses.

Gain/(Loss) on Disposal of Vessel

During the three months ended September 30, 2024 we recognized a $0.4 million of expenses related to the disposal of vessel Stride, while we did not have any vessel sale or disposal and associated gain or loss during the three months ended September 30, 2025.

Interest Expense and Interest Income

Interest expense increased by $0.5 million, to $8.5 million in the three months ended September 30, 2025 from $8.0 million in the three months ended September 30, 2024. The increase in interest expense is a result of:

•	$0.9 million increase in interest expense due to an increase in our average indebtedness by $120.7 million between the two periods, partially offset by a decrease in our average debt service cost. Average indebtedness was $767.5 million in the three months ended September 30, 2025, compared to average indebtedness of $646.8 million in the three months ended September 30, 2024, while our average debt service cost decreased by approximately 0.74% as a result of lower SOFR rates between the two periods;
•	$0.2 million increase in the amortization of deferred finance costs between the two periods; and
•	$0.6 million decrease in interest expense due to an increase in the amount of interest expense capitalized on our vessels under construction that was $6.0 million in the three months ended September 30, 2025, when compared to capitalized interest of $5.4 million in the three months ended September 30, 2024.

As of September 30, 2025, our outstanding debt, gross of deferred finance costs, was $760.9 million, which included $262.8 million principal amount of our existing 8.500% Senior Notes. These balances compare to debt of $689.5 million, which included $262.8 million principal amount of our existing 8.500% Senior Notes as of September 30, 2024. The increase in our outstanding debt is mainly due to loans drawn down to partially finance our container vessel newbuildings.

Interest income increased by $0.7 million to $3.8 million in the three months ended September 30, 2025 compared to $3.1 million in the three months ended September 30, 2024, mainly driven by higher average cash balances between the two periods, partially offset by lower interest rates on cash deposits.

Gain/(Loss) on Investments

The change in fair value of our shareholding interest in Star Bulk Carriers Corp. (“SBLK”) of $8.4 million was recognized in the three months ended September 30, 2025 as gain on investments compared to a $2.8 million loss on investments representing the change in fair value of this investment in the three months ended September 30, 2024.

Loss on Debt Extinguishment

The loss on debt extinguishment of $1.1 million in the three months ended September 30, 2025 related to our early extinguishment of debt compared to nil in the three months ended September 30, 2024.

Dividend Income

Dividend income of $0.3 million was derived from our investment in marketable securities in the three months ended September 30, 2025 compared to $2.8 million of dividend income in the three months ended September 30, 2024.

Equity Loss on Investments

Equity loss on investments amounting to $0.2 million and $1.2 million in the three months September 30, 2025 and September 30, 2024, respectively, relates to our share of initial expenses of Carbon Termination Technologies Corporation (“CTTC”), currently engaged in the research and development of decarbonization technologies for the shipping industry.

Other Finance Expenses

Other finance expenses remained stable at $0.9 million in each of the three months ended September 30, 2025 and September 30, 2024, respectively.

Loss on Derivatives

Amortization of deferred realized losses on interest rate swaps remained stable at $0.9 million in each of the three months ended September 30, 2025 and September 30, 2024.

Other Income/(Expenses), Net

Other expenses, net amounted to an expense of $0.3 million in the three months ended September 30, 2025 compared to an expense of $0.7 million in the three months ended September 30, 2024.

Nine months ended September 30, 2025 compared to nine months ended September 30, 2024

During the nine months ended September 30, 2025, Danaos had an average of 73.9 container vessels and 10 drybulk vessels compared to 69.3 container vessels and 8.2 drybulk vessels during the nine months ended September 30, 2024. Our container vessels utilization for the nine months ended September 30, 2025 was 97.9% compared to 97.4% in the nine months ended September 30, 2024. Our drybulk vessels utilization for the nine months ended September 30, 2025 was 97.4% compared to 88.1% in the nine months ended September 30, 2024.

Operating Revenues

Operating revenues increased by 2.7%, or $20.3 million, to $776.2 million in the nine months ended September 30, 2025 from $755.9 million in the nine months ended September 30, 2024.

Operating revenues of our container vessels segment increased by 2.2%, or $15.1 million, to $714.7 million in the nine months ended September 30, 2025 from $699.6 million in the nine months ended September 30, 2024, analyzed as follows:

•	$54.9 million increase in revenues as a result of newbuilding containership vessel additions;
•	$21.9 million decrease in revenues as a result of lower charter rates between the two periods;
•	$14.9 million decrease in revenues due to lower non-cash revenue recognition in accordance with US GAAP;
•	$2.8 million decrease in revenues as a result of lower fleet utilization between the two periods; and
•	$0.2 million decrease in revenues due to the disposal of one containership vessel.

Operating revenues of our drybulk vessels segment increased by 9.2%, or $5.2 million, to $61.5 million in the nine months ended September 30, 2025, compared to $56.3 million of revenues in the nine months ended September 30, 2024, analyzed as follows:

•	$13.0 million increase in revenues as a result of dry bulk vessel acquisitions; and
•	$7.8 million net decrease in revenues as a result of lower charter rates partially offset by higher fleet utilization between the two periods.

Voyage Expenses

Voyage expenses decreased by $1.2 million to $48.8 million in the nine months ended September 30, 2025 from $50.0 million in the nine months ended September 30, 2024.

Voyage expenses of container vessels segment increased by $2.5 million to $27.0 million in the nine months ended September 30, 2025 from $24.5 million in the nine months ended September 30, 2024. Total voyage expenses of container vessels comprised $25.3 million commissions and $1.7 million other voyage expenses in the nine months ended September 30, 2025 compared to $24.3 million in commissions and $0.2 million in other voyage expenses in the nine months ended September 30, 2024.

Voyage expenses of our drybulk vessels segment decreased by $3.7 million to $21.8 million in the nine months ended September 30, 2025 compared to $25.5 million voyage expenses in the nine months ended September 30, 2024. For the nine months ended September 30, 2025, voyage expenses of our drybulk vessels comprised of $3.7 million in commissions and $18.1 million in other voyage expenses, mainly comprised of bunkers cost and port expenses, compared to $3.4 million in commissions and $22.1 million in other voyage expenses for the nine months ended September 30, 2024.

Vessel Operating Expenses

Vessel operating expenses increased by $20.2 million to $160.3 million in the nine months ended September 30, 2025 from $140.1 million in the nine months ended September 30, 2024, primarily as a result of the increase in the average number of vessels in our fleet due to container vessel newbuilding deliveries and dry bulk vessels acquisitions and the increase in average daily operating cost of our vessels to $7,170 per vessel per day for the nine months ended September 30, 2025 compared to $6,775 per vessel per day for the nine months ended September 30, 2024. Management believes that our daily operating costs remain among the most competitive in the industry.

Depreciation

Depreciation expense increased by $13.9 million, to $121.9 million in the nine months ended September 30, 2025 from $108.0 million in the nine months ended September 30, 2024, due to the increase in the average number of vessels in our fleet.

Amortization of Deferred Drydocking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs increased by $13.3 million to $33.2 million in the nine months ended September 30, 2025 from $19.9 million in the nine months ended September 30, 2024, reflecting a larger number of vessels drydocked for which vessels drydocking amortization costs were recognized during the nine months ended September 30, 2025 compared to the nine months ended September 30, 2024.

General and Administrative Expenses

General and administrative expenses increased by $3.5 million, to $36.0 million in the nine months ended September 30, 2025 from $32.5 million in the nine months ended September 30, 2024. The increase was mainly attributable to $1.9 million higher management fees due to the increase in the average number of vessels in our fleet and a $1.6 million increase in corporate general and administrative expenses.

Gain/(Loss) on Disposal of Vessel

During the nine months ended September 30, 2024 we recognized a $6.7 million gain on the disposal of vessel Stride, while we did not have any vessel sale or disposal and associated gain or loss during the nine months ended September 30, 2025.

Interest Expense and Interest Income

Interest expense increased by $12.1 million, to $28.3 million in the nine months ended September 30, 2025 from $16.2 million in the nine months ended September 30, 2024. The increase in interest expense is a result of:

•	$9.7 million increase in interest expense due to an increase in our average indebtedness by $249.3 million between the two periods, partially offset by a decrease in our average debt service cost. Average indebtedness was $773.9 million in the nine months ended September 30, 2025, compared to average indebtedness of $524.6 million in the nine months ended September 30, 2024, while our average debt service cost decreased by approximately 0.87% as a result of lower SOFR rates between the two periods;
•	$1.6 million increase in interest expense due to a decrease in the amount of interest expense capitalized on our vessels under construction that was $15.2 million in the nine months ended September 30, 2025, when compared to capitalized interest of $16.8 million in the nine months ended September 30, 2024; and
•	$0.8 million increase in the amortization of deferred finance costs between the two periods.

As of September 30, 2025, our outstanding debt, gross of deferred finance costs, was $760.9 million, which included $262.8 million principal amount of our existing 8.500% Senior Notes. These balances compare to debt of $689.5 million, which included $262.8 million principal amount of our existing 8.500% Senior Notes as of September 30, 2024. The increase in our outstanding debt is mainly due to loans drawn down to partially finance our container vessel newbuildings.

Interest income increased by $2.1 million to $11.1 million in the nine months ended September 30, 2025 compared to $9.0 million in the nine months ended September 30, 2024, mainly driven by higher average cash balances between the two periods, partially offset by lower interest rates on cash deposits.

Gain/(Loss) on Investments

The change in fair value of our shareholding interest in Star Bulk Carriers Corp. (“SBLK”) of $25.6 million was recognized in the nine months ended September 30, 2025 as gain on investments compared to a $10.4 million gain on investments representing the change in the fair value of this investment in the nine months ended September 30, 2024.

Loss on Debt Extinguishment

The loss on debt extinguishment of $1.1 million in the nine months ended September 30, 2025 related to our early extinguishment of debt compared to nil in the nine months ended September 30, 2024.

Dividend Income

Dividend income of $1.0 million was recognized on marketable securities in the nine months ended September 30, 2025 compared to $6.8 million in the nine months ended September 30, 2024.

Equity Loss on Investments

Equity loss on investments amounting to $0.8 million and $1.4 million in the nine months September 30, 2025 and September 30, 2024, respectively, relates to our share of initial expenses of CTTC, currently engaged in the research and development of decarbonization technologies for the shipping industry.

Other Finance Expenses

Other finance expenses increased by $0.2 million to $2.9 million in the nine months ended September 30, 2025 compared to $2.7 million in the nine months ended September 30, 2024.

Loss on Derivatives

Amortization of deferred realized losses on interest rate swaps remained stable at $2.7 million in each of the nine months ended September 30, 2025 and September 30, 2024.

Other Income/(Expenses), Net

Other income/expenses, net amounted to an expense of $1.1 million in each of the nine months ended September 30, 2025 compared to an expense of $0.6 million in the nine months ended September 30, 2024.

Liquidity and Capital Resources

Our principal source of funds has been operating cash flows and long-term bank borrowings, as well as funds from issuances of equity and debt securities, including offerings of our common stock, most recently in 2019, and unsecured senior notes in 2021 and October 2025. We have also received funds from dividend payments on and sales of investments in marketable securities of other shipping companies. Our principal uses of funds have been capital expenditures to establish, grow (including the container vessels currently under construction) and maintain our fleet, including our expansion into the drybulk shipping sector, comply with international shipping standards, environmental laws and regulations and to fund working capital requirements and repayment of debt.

Our short-term liquidity needs primarily relate to the funding of our vessel operating expenses, drydocking costs, installment payments for our contracted containership newbuildings, debt interest payments, servicing our debt obligations, payment of dividends and repurchases of our common stock. Our long-term liquidity needs primarily relate to installment payments for our contracted newbuildings and any additional vessel acquisitions in the containership or drybulk sector and debt repayment. We anticipate that our primary sources of funds will be cash from operations and equity or debt financings. We currently expect that the sources of funds available to us will be sufficient to meet our short-term liquidity and long-term liquidity requirements.

Under our existing multi-year charters as of September 30, 2025, we had $3.6 billion of total contracted cash revenues, with $238.1 million for the remainder of 2025, $884.8 million for 2026, $714.9 million for 2027 and $1,788.8 billion thereafter. Although these contracted cash revenues are based on contracted charter rates, we are dependent on the ability and willingness of our charterers to meet their obligations under these charters. In May 2022, we received a $238.9 million charter hire prepayment related to charter contracts for 15 of our vessels, representing partial prepayment of charter hire payable during the period from May 2022 through January 2027. This prepayment is recorded as unearned revenue on our balance sheet and recognized as revenue in our income statement over the term of the applicable charters.

As of September 30, 2025, we had cash and cash equivalents of $596.4 million. Additionally, as of September 30, 2025, there was $258.8 million of remaining borrowing availability under our Citibank $382.5 mil. Revolving Credit Facility and $850.0 million under our Syndicated $850.0 million Facility. As of September 30, 2025, we had $760.9 million of outstanding indebtedness (gross of deferred finance costs), including $262.8 million relating to our 8.500% Senior Notes. In addition, as of September 30, 2025, we had notified the bank that on October 1, 2025, we will prepay the outstanding principal of the newbuilding container vessel Phoebe of $42.78 million under the Syndicated $450.0 million Senior Secured Credit Facility. As of September 30, 2025, we were obligated to make quarterly fixed amortization payments, including the prepayment of outstanding principal amount related to vessel Phoebe, totalling $78.0 million, within the twelve month period ending September 30, 2026, related to the long-term bank debt. See “—Credit Facilities” below. We are also obligated to make certain payments to our Manager, Danaos Shipping, and Danaos Chartering under our management agreements, as described in Note 14, Related Party Transactions, in the unaudited condensed consolidated financial statements included elsewhere in this report.

On October 16, 2025, we consummated the offering of $500.0 million of 6.875% senior unsecured notes due in 2032. We intend to use the net proceeds from the offering to (i) redeem in full the $262.8 million outstanding principal amount of our 8.500% Senior Notes due 2028 on or about March 1, 2026, (ii) repay in full the outstanding principal amount under our BNP Paribas/Credit Agricole $130.0 million Secured Credit Facility on December 1, 2025, (iii) repay in full the outstanding principal amount under our Alpha Bank $55.25 million Secured Credit Facility on December 1, 2025, (iv) to pay costs, fees and expenses related to the refinancing, including commissions, placement, financial advisory fees and other transaction costs and professional fees, and (v) to use remaining proceeds for general corporate purposes. In addition, on October 23, 2025, we entered into a Japanese operating lease agreement (the “JOLCO Facility”) with a call option for a total facility of up to $80.0 million, with the purpose of financing the container vessel Phoebe (previously financed and mortgaged under the “Syndicated $450.0 mil. Facility”). This sale and lease back agreement has a duration of eight years and on October 30, 2025, we drew down the full amount of $80.0 million.

Since 2022 and up to September 30, 2025, we had entered into contracts for the construction of a total of 25 containerships aggregating 200,948 TEU in capacity for an aggregate purchase price of $2.3 billion. As of September 30, 2025, seven of these newbuilding containerships had been delivered to us. The aggregate contracted purchase price of the 18 container vessels that as of September 30, 2025, were under construction, amounted to $1,684.6 million. As of September 30, 2025, for the 18 vessels under construction, the Company has paid $147.2 million, $180.4 million, and $40.0 million during the nine months ended September 30, 2025, and the years ended December 31, 2024, and 2023, respectively. As of September 30, 2025, the future remaining contractual commitments for the 18 vessels under construction were as follows (in millions of US$):

Payments due by period ending	US$ mil.
December 31, 2025	$55.7
December 31, 2026	482.4
December 31, 2027	684.4
December 31, 2028	94.5
Total contractual commitments	$1,317.0

Additionally, a supervision fee of $850 thousand per newbuilding vessel is payable to Danaos Shipping Company Limited (the “Manager”) over the construction period. Supervision fees totaling $0.6 million and $3.0 million were charged by the Manager and capitalized to the vessels under construction in the nine months ended September 30, 2025 and in the year ended December 31, 2024, respectively. Interest expense amounting to $15.2 million and $21.5 million was capitalized to the vessels under construction in the nine months ended September 30, 2025 and in the year ended December 31, 2024, respectively.

Subsequent to September 30, 2025 and as of the date of this report we: (i) entered into a Memorandum Agreement to purchase a Capesize dry bulk vessel to be delivered to the Company in the first quarter of 2026, and ii) we reached an agreement with a Chinese shipyard for the commissioning of six 1,800 TEU newbuilding container vessels, with expected deliveries from 2027 through 2029, while the Company has already secured 10 year charters for four out of these six newbuilding vessels.

On August 4, 2025, we declared a dividend of $0.85 per share of common stock which was paid on August 28, 2025, to holders of record on August 19, 2025 and on November 17, 2025, we declared a dividend of $0.90 per share of common stock payable on December 11, 2025 to holders of record on December 2, 2025. We intend to pay a regular quarterly dividend on our common stock, which will have an impact on our liquidity. Payments of dividends are subject to the discretion of our board of directors, provisions of Marshall Islands law affecting the payment of distributions to stockholders and the terms of our credit facilities, which permit the payment of dividends so long as there has been no event of default thereunder nor would occur as a result of such dividend payment, finance leases and Senior Notes, which include limitations on the amount of dividends and other restricted payments that we may make, and will be subject to conditions in the container and drybulk shipping industries, our financial performance and us having sufficient available excess cash and distributable reserves.

In June 2022, we announced a share repurchase program of up to $100.0 million of our common stock. A $100.0 million increase to the existing share repurchase program, for a total aggregate amount of $200.0 million, was approved by our Board of Directors on November 10, 2023. On April 14, 2025, following Board approval, the Company announced the upsizing of its common stock repurchase program by an additional $100.0 million to a total of $300.0 million. We repurchased 763,429 shares of our common stock in the open market for $60.5 million in the nine months ended September 30, 2025 and as of the date of this report; 661,103 shares for $53.9 million in the year ended December 31, 2024; 1,131,040 shares for $70.6 million in the year ended December 31, 2023 and 466,955 shares for $28.6 million in the year ended December 31, 2022. All purchases have been made on the open market within the safe harbor provisions of Regulation 10b-18 under the Exchange Act. Under the share repurchase program, shares of our common stock may be purchased in open market or privately negotiated transactions, at times and prices that are considered to be appropriate by the Company, and the program may be suspended or discontinued at any time.

We may also at any time and from time to time, seek to retire or purchase our outstanding debt securities through cash purchases, in open-market purchases, privately negotiated transactions or otherwise.

Star Bulk Carriers Corp. Shares

In June 2023, we acquired marketable securities of Eagle Bulk Shipping Inc., which was an owner of bulk carriers listed on the New York Stock Exchange (Ticker: EGLE) consisting of 1,552,865 shares of common stock for $68.2 million (out of which $24.4 million from Virage International Ltd., our related company).

On December 11, 2023, Star Bulk Carriers Corp. (Ticker: SBLK) and EGLE announced that both companies had entered into a definitive agreement to combine in an all-stock merger, which was completed on April 9, 2024. Under the terms of the agreement, EGLE shareholders received 2.6211 shares of SBLK common stock in exchange for each share of EGLE common stock owned. During the nine months ended September 30, 2025 and as of the date of this release, we purchased an additional 2,185,967 shares of common stock of “SBLK” in the open market for $29.9 million. As of September 30, 2025 and as of the date of this report, we own 6,256,181 shares of common stock of Star Bulk Carriers Corp., a Nasdaq-listed owner and operator of drybulk vessels.

As of September 30, 2025 and December 31, 2024, these marketable securities were fair valued at $116.3 million and $60.9 million, respectively. We recognized a $25.6 million gain and a $10.4 million gain on these marketable securities reflected under “Gain/(Loss) on investments” in the condensed consolidated statement of income for the nine months ended September 30, 2025 and September 30, 2024, respectively. Additionally, we recognized dividend income on these shares amounting to $1.0 million in the nine months ended September 30, 2025 and $6.8 million for the nine months ended September 30, 2024 and reflected under “Dividend income” in the condensed consolidated statement of income.

Carbon Termination Technologies Corporation

In March 2023, we invested $4.3 million in the common shares of a newly established company Carbon Termination Technologies Corporation (“CTTC”), incorporated in the Republic of the Marshall Islands, that engages in research and development of decarbonization technologies for the shipping industry. This investment represents a 49% ownership interest which is recorded in our books under equity method of accounting. In 2024 and 2025 we have also provided CTTC with additional funding of $2.1 million in the form of debt which bears interest at a rate of SOFR plus a margin of 2% and has a maturity date of December 31, 2025. Our share of CTTC’s expenses amounted to $0.8 million and $1.4 million for the nine months ended September 30, 2025 and September 30, 2024, respectively, and is presented in the consolidated statements of income under “Equity loss on investments”.

Impact of Inflation and Interest Rates Risk on our Business

We continue to see near-term impacts on our business due to elevated inflation in the United States of America, Eurozone and other countries, including ongoing global prices pressures in the wake of the war in Ukraine, driving up energy prices and commodity prices, which continue to affect our operating expenses to a moderate extent. Interest rates have increased rapidly and substantially as central banks in developed countries raised interest rates in an effort to subdue inflation. The eventual long-term implications of tight monetary policy, and higher long-term interest rates may continue to drive a higher cost of capital for our business, including because borrowings under our credit facilities, which are increasing as we fund the cost of out contracted container vessel newbuildings, are advanced at a floating rate based on SOFR and we do not have any interest rate hedging arrangements.

Tariffs

Trade protectionism, including in the form of tariffs, could significantly adversely affect global economic conditions, global trade volume and the demand for seaborne transportation of containerized cargo. In April 2025, the United States imposed blanket 10% tariffs on virtually all imports to the U.S. and significantly higher tariffs applicable to imports from many countries, including tariffs aggregating over 100% on imports from China, plus tariffs on specific goods which have resulted in other countries imposing additional tariffs on imports from the U.S., including substantial additional tariffs on imports from the U.S., announced by China, and is likely to continue to result in more retaliatory tariffs. In April 2025, the United States imposed blanket 10% tariffs on virtually all imports to the U.S. and significantly higher tariffs applicable to imports from many countries, including tariffs aggregating over 100% on imports from China, as well as tariffs on specific goods which have resulted in other countries imposing additional tariffs, including substantial additional tariffs on imports from the U.S., announced by China, and is likely to continue to result in more retaliatory tariffs. On April 9, 2025, the U.S. announced a temporary pause on its tariffs applicable to many countries, while increasing the tariffs applicable to imports from China, with the U.S. subsequently announcing the imposition of substantial tariffs, well in excess of the blanket 10% tariff threshold previously announced, on numerous countries and specific goods effective from August 2025. The U.S. administration has announced that it will continue to broadly impose tariffs, which could lead to corresponding punitive actions by the countries with which the U.S. trades.

In April 2025, the U.S. also announced that it would impose additional port fees on (1) Chinese-owned ships of $50 per net ton for the arriving vessel commencing October 14, 2025, increasing to $80 per net ton on April 17, 2026, $110 per net ton on April 17, 2027 and $140 per net ton on April 17, 2028 and (2) operators of Chinese-built vessels of $18 per net ton ($120 per container, if applicable) commencing October 14, 2025, increasing to $23 per net ton ($153 per container, if applicable) on April 17, 2026, $28 per net ton ($195 per container, if applicable) on April 17, 2027 and $33 per net ton ($250 per container, if applicable) on April 17, 2028. The fees will be charged up to five times per year, per vessel. On October 10, 2025, China announced port fees, effective October 14, 2025, on vessels built in the U.S., flying the U.S. flag or owned or operated by U.S. enterprises, other organizations, or individuals, including those in which U.S. enterprises, other organizations, or individuals directly or indirectly hold 25% or more of the equity (voting rights or board seats), in the following amounts: per voyage: (1) from October 14, 2025: RMB 400 per net ton; (2) from April 17, 2026: RMB 640 per net ton; (3) from April 17, 2027: RMB 880 per net ton; and (4) from April 17, 2028: RMB 1,120 per net ton. The U.S. and Chinese fees are each charged up to five times per year, per vessel. On October 30, 2025, the U.S. and China each announced that these port fees would be suspended for a one-year period. It is unknown the effect that these port fees, the implementation of which remains unclear, will have on us and our fleet or our industry generally.

These policy pronouncements have created significant uncertainty about the future relationship between the United States and China, Canada, Mexico, the EU and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs, and has led to concerns regarding the potential for an extended trade war. While the ultimate impact such developments, or the perception they may occur, will have on our industry and our business is currently unknown, such developments may have a material adverse effect on global economic conditions, and may significantly reduce global trade, which could adversely and materially affect freight rates and charter rates for our containerships to the extent we are seeking employment for our vessels and therefore our business, results of operations, and financial condition.

Segments

Until the acquisition of the drybulk vessels in 2023, we reported financial information and evaluated our operations by total charter revenues. Since 2023, for management purposes, we are organized based on operating revenues generated from container vessels and drybulk vessels and have two reporting segments: (1) a container vessels segment and (2) a drybulk vessels segment. The container vessels segment owns and operates container vessels which are primarily chartered on multi-year, fixed-rate time charter and bareboat charter agreements. The drybulk vessels segment owns and operates drybulk vessels to provide drybulk commodities transportation services.

Our chief operating decision maker monitors and assesses the performance of the container vessels segment and the drybulk vessels segment based on net income. Items included in the applicable segment’s net income are directly allocated to the extent that the items are directly or indirectly attributable to the segments. With regards to the items that are allocated by indirect calculations, their allocation is commensurate to the utilization of key resources. The Other segment includes components that are not allocated to any of our reportable segments and includes investments in affiliate accounted for using the equity method of accounting and investments in marketable securities.

The following table summarizes our selected financial information for the nine months ended and as of September 30, 2025, by segment (in thousands of US$):

Income Statement Metrics for the nine months ended September 30, 2025	Container vessels segment	Dry bulk vessels segment	Total

	(in '000s of US$)
Operating revenues	$714,738	$61,453	$776,191
Voyage expenses	(26,955)	(21,885)	(48,840)
Vessel operating expenses	(138,287)	(22,056)	(160,343)
Depreciation	(111,973)	(9,930)	(121,903)
Amortization of deferred drydocking and special survey costs	(26,658)	(6,589)	(33,247)
Interest income (excluding interest income from investments in affiliates)	10,984	-	10,984
Interest expense	(28,255)	-	(28,255)
Other segment items (1)	(39,953)	(3,865)	(43,818)
Net Income per segment	$353,641	$(2,872)	$350,769
Gain on investments, dividend income, interest income from investments in affiliates and equity loss on investments			25,931
Net Income			$376,700

1. Other segment items for each reportable segment include general and administrative expenses, other finance expenses, other income/(expenses) and loss on derivatives.

Balance Sheet Metrics as of September 30, 2025	Container vessels segment	Dry bulk vessels segment	Total

	(in '000s of US$)
Total Assets per segment	$4,230,490	$267,859	$4,498,349
Marketable Securities(1)			116,302
Receivable from affiliates(1)			84
Total Assets			$4,614,735

1. Reflected under “Other current assets” in the condensed consolidated balance sheet.

The following table summarizes the Company’s selected income statement metrics for the nine months ended September 30, 2024, by segment (in thousands of US$):

Income Statement Metrics for the nine months ended September 30, 2024	Container vessels segment	Dry bulk vessels segment	Total

	(in '000s of US$)
Operating revenues	$699,567	$56,364	$755,931
Voyage expenses	(24,548)	(25,471)	(50,019)
Vessel operating expenses	(122,949)	(17,121)	(140,070)
Depreciation	(100,775)	(7,194)	(107,969)
Amortization of deferred drydocking and special survey costs	(19,062)	(847)	(19,909)
Interest income (excluding interest income from investments in affiliates)	8,960	-	8,960
Interest expense	(16,243)	-	(16,243)
Other segment items (1)	(28,806)	(3,042)	(31,848)
Net Income per segment	$396,144	$2,689	$398,833
Gain on investments, dividend income, interest income from investments in affiliates and equity loss on investments			15,813
Net Income			$414,646

1. Other segment items for each reportable segment include general and administrative expenses, other finance expenses, other income/(expenses) and loss on derivatives.

The following table summarizes the Company’s selected balance sheet metrics as of December 31, 2024, by segment (in thousands of US$):

Balance Sheet Metrics as of December 31, 2024	Container vessels segment	Dry bulk vessels segment	Total

	(in '000s of US$)
Total Assets per segment	$4,006,268	$276,207	$4,282,475
Marketable Securities(1)			60,850
Receivable from affiliates(1)			329
Total Assets			$4,343,654

1. Reflected under “Other current assets” in the condensed consolidated balance sheet.

Cash Flows

	Nine months ended	Nine months ended
	September 30, 2025	September 30, 2024
	(in '000s of US$)	(in '000s of US$)
Net cash provided by operating activities	$465,262	$465,111
Net cash used in investing activities	$(227,899)	$(572,237)
Net cash (used in)/provided by financing activities	$(94,376)	$219,653

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities increased by $0.2 million, to $465.3 million provided by operating activities in the nine months ended September 30, 2025 compared to $465.1 million provided by operating activities in the nine months ended September 30, 2024. The increase is attributed to: (i) $37.9 million increase in cash operating revenues, (ii) $6.9 million positive change in working capital, (iii) $3.1 million increase in interest income and (iv) $0.2 million decrease in commitment fees, partially offset by: (v) $21.0 million increase in total operating expenses, (vi) $14.5 million increase in net financing costs, (v) $6.6 million increase in drydocking expenses, and (iv) $5.8 million decrease in dividend income.

Net Cash Used in Investing Activities

Net cash flows used in investing activities decreased by $344.3 million, to $227.9 million used in investing activities in the nine months ended September 30, 2025 compared to $572.2 million used in investing activities in the nine months ended September 30, 2024. The decrease was due to: (i) $286.9 million lower payments for vessels under construction, (ii) $81.6 million lower payments for vessel acquisitions, and (iii) a $13.3 million decrease in vessel cost additions, partially offset by: (iv) $29.0 million increase in investments in marketable securities and (v) $8.5 million decrease in net proceeds and insurance proceeds from disposal of vessel.

Net Cash (Used in)/Provided by Financing Activities

Net cash flows (used in)/provided by financing activities decreased by $314.0 million, to a financing activities outflow of $94.4 million in the nine months ended September 30, 2025 compared to a financing activities inflow of $219.7 million in the nine months ended September 30, 2024. This decrease is attributed to: (i) decrease of $255.0 million in debt proceeds, (ii) $7.6 million increase in amortization payments of long-term debt, (iii) $3.4 million increase in finance costs, (iv) $47.5 million increase in repurchase of our common stock and (v) $0.5 million increase in dividend payments on our common stock.

Non-GAAP Financial Measures

We report our financial results in accordance with U.S. generally accepted accounting principles (“GAAP”). Management believes, however, that certain non-GAAP financial measures used in managing the business may provide users of this financial information additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating our performance. See the table below for supplemental financial data and corresponding reconciliation to GAAP financial measures. The non-GAAP financial measures should be viewed in addition to, and not as an alternative for, our reported results prepared in accordance with GAAP. The non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

EBITDA and Adjusted EBITDA

EBITDA represents net income before interest income and expense, depreciation, as well as amortization of deferred drydocking & special survey costs, amortization of assumed time charters, amortization of deferred realized losses on interest rate swaps, amortization of finance costs and commitment fees. Adjusted EBITDA represents net income before interest income and expense, depreciation, amortization of deferred drydocking & special survey costs, amortization of assumed time charters, amortization of deferred realized losses of cash flow interest rate swaps, amortization of finance costs and commitment fees, change in fair value of investments, stock-based compensation of executives and employees, gain on disposal of vessels and loss on debt extinguishment. We believe that EBITDA and Adjusted EBITDA assist investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. EBITDA and Adjusted EBITDA are also used: (i) by prospective and current customers as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates. Our EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

EBITDA and Adjusted EBITDA have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA/Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA/Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Because of these limitations, EBITDA/Adjusted EBITDA should not be considered as principal indicators of our performance.

Reconciliation of Net Income to EBITDA and Adjusted EBITDA

	Nine months ended September 30, 2025	Nine months ended September 30, 2024
	(in '000s of US$)	(in '000s of US$)
Net income	$376,700	$414,646
Depreciation	121,903	107,969
Amortization of deferred drydocking & special survey costs	33,247	19,909
Amortization of assumed time charters	-	(4,534)
Amortization of deferred realized losses of cash flow interest rate swaps	2,709	2,719
Amortization of finance costs and commitment fees	4,011	3,534
Interest income	(11,077)	(8,983)
Interest expense	25,929	14,674
EBITDA	553,422	549,934
Gain on investments	(25,600)	(10,395)
Loss on debt extinguishment	1,082	-
Stock based compensation	430	-
Gain on disposal of vessel	-	(6,651)
Adjusted EBITDA	$529,334	$532,888

EBITDA increased by $3.5 million, to $553.4 million in the nine months ended September 30, 2025 from $549.9 million in the nine months ended September 30, 2024. This increase was attributed to (i) $24.8 million increase in operating revenues (excluding $4.5 million decrease in amortization of assumed time-charters), (ii) $15.2 million increase in fair value gain on investments and (iii) $0.6 million decrease in equity loss on investments, offset by (iv) $23.2 million increase in total operating expenses, (v) $6.7 million decrease in gain from disposal of vessel, (vi) $5.8 million decrease in dividends received and (vii) $1.4 million increase in net financing expenses.

Adjusted EBITDA decreased by $3.6 million, to $529.3 million in the nine months ended September 30, 2025 from $532.9 million in the nine months ended September 30, 2024. The decrease was attributed to (i) $22.7 million increase in total operating expenses, (ii) $5.8 million decrease in dividends received, (iii) $0.5 million increase in net financing expenses, partially offset by (iv) $24.8 million increase in operating revenues (excluding $4.5 million decrease in amortization of assumed time-charters) and (ii) $0.6 million decrease in equity loss on investments.

Adjusted EBITDA for the nine months ended September 30, 2025 is adjusted for (i) $25.6 million gain from the change in fair value of investments, (ii) $1.1 million of loss on debt extinguishment and (iii) $0.4 million expense of stock based compensation.

Net Income Reconciliation to Adjusted EBITDA per segment (in thousands of US$):

	Nine months ended				Nine months ended
	September 30, 2025				September 30, 2024
	Container Vessels	Drybulk Vessels	Other	Total	Container Vessels	Drybulk Vessels	Other	Total

	(in '000s of US$)				(in '000s of US$)
Net income/(loss)	$353,641	$(2,872)	$25,931	$376,700	$396,144	$2,689	$15,813	$414,646
Depreciation	111,973	9,930	-	121,903	100,775	7,194	-	107,969
Amortization of deferred drydocking & special survey costs	26,658	6,589	-	33,247	19,062	847	-	19,909
Amortization of assumed time charters	-	-	-	-	(4,534)	-	-	(4,534)
Amortization of deferred finance costs and commitment fees	4,011	-	-	4,011	3,534	-	-	3,534
Amortization of deferred realized losses on interest rate swaps	2,709	-	-	2,709	2,719	-	-	2,719
Interest income	(10,984)	-	(93)	(11,077)	(8,960)	-	(23)	(8,983)
Interest expense excluding amortization of finance costs	25,929	-	-	25,929	14,674	-	-	14,674
Change in fair value of investments	-	-	(25,600)	(25,600)	-	-	(10,395)	(10,395)
Loss on debt extinguishment	1,082	-	-	1,082	-	-	-	-
Stock based compensation of executives and employees	400	30	-	430	-	-	-	-
Gain on disposal of vessel	-	-	-	-	(6,651)	-	-	(6,651)
Adjusted EBITDA(1)	$515,419	$13,677	$238	$529,334	$516,763	$10,730	$5,395	$532,888

Time Charter Equivalent Revenues and Time Charter Equivalent US$/day per segment

Time charter equivalent revenues represent operating revenues less voyage expenses excluding commissions presented per container vessels segment and drybulk vessels segment separately. Time charter equivalent US$/per day (“TCE rate”) represents the average daily TCE rate of our container vessels segment and drybulk vessels segment calculated dividing time charter equivalent revenues of each segment by operating days of each segment. Operating days of each segment is calculated by deducting vessels off-hire days of each segment from total ownership days of each segment. TCE rate is a measure of the average daily net revenue performance of our vessels in each segment. TCE rate is a standard shipping industry performance measure used primarily to compare period to period changes in a shipping company’s performance despite changes in the mix of charter types i.e., voyage charters, time charters, bareboat charters under which its vessels may be employed between the periods. Our method of computing TCE rate may not necessarily be comparable to TCE rates of other companies due to differences in methods of calculation. We include TCE rate, a non- GAAP measure, as it provides additional meaningful information in conjunction with operating revenues, the most directly comparable GAAP measure, and it assists our management in making decisions regarding the deployment and use of our operating vessels and assists investors and our management in evaluating our financial performance.

Container Vessels Fleet Utilization (No. of Days)	Three months ended September 30, 2025	Three months ended September 30, 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024
Ownership Days	6,808	6,540	20,179	18,978
Less Off-hire Days:
Scheduled Off-hire Days	(122)	(127)	(392)	(289)
Other Off-hire Days	(7)	(26)	(34)	(195)
Operating Days(1)	6,679	6,387	19,753	18,494
Vessel Utilization	98.1%	97.7%	97.9%	97.4%

Operating Revenues (in '000s of US$)	$239,102	$235,570	$714,738	$699,567
Less: Voyage Expenses excluding commissions (in '000s of US$)	$(909)	$757	$(1,658)	$(179)
Time Charter Equivalent Revenues (in '000s of US$)	$238,193	$236,327	$713,080	$699,388
Time Charter Equivalent US$/per day(2)	$35,663	$37,001	$36,100	$37,817

Drybulk Vessels Fleet Utilization (No. of Days)	Three months ended September 30, 2025	Three months ended September 30, 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024
Ownership Days	920	913	2,730	2,244
Less Off-hire Days:
Scheduled Off-hire Days	-	(119)	(56)	(240)
Other Off-hire Days	-	(16)	(14)	(26)
Operating Days (1)	920	778	2,660	1,978
Vessel Utilization	100.0%	85.2%	97.4%	88.1%

Operating Revenues (in '000s of US$)	$21,628	$20,606	$61,453	$56,364
Less: Voyage Expenses excluding commissions (in '000s of US$)	$(3,311)	$(8,019)	$(18,105)	$(22,115)
Time Charter Equivalent Revenues (in '000s of US$)	$18,317	$12,587	$43,348	$34,249
Time Charter Equivalent US$/per day(2)	$19,910	$16,179	$16,296	$17,315

1. We define Operating Days as the total number of Ownership Days net of Scheduled off-hire days (days associated with scheduled repairs, drydockings or special or intermediate surveys or days) and net of off-hire days associated with unscheduled repairs or days waiting to find employment but including days our vessels were sailing for repositioning. The shipping industry uses Operating Days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes. Our definition of Operating Days may not be comparable to that used by other companies in the shipping industry.

2. Time charter equivalent US$/per day (“TCE rate”) represents the average daily TCE rate of our container vessels segment and drybulk vessels segment calculated dividing time charter equivalent revenues of each segment by operating days of each segment. TCE rate is a standard shipping industry performance measure used primarily to compare period to period changes in a shipping company’s performance despite changes in the mix of charter types i.e., voyage charters, time charters, bareboat charters under which its vessels may be employed between the periods. Our method of computing TCE rate may not necessarily be comparable to TCE rates of other companies due to differences in methods of calculation. We include TCE rate, a non- GAAP measure, as it provides additional meaningful information in conjunction with operating revenues, the most directly comparable GAAP measure, and it assists our management in making decisions regarding the deployment and use of our operating vessels and assists investors and our management in evaluating our financial performance.

Credit Facilities

We, as borrower or guarantor, and certain of our subsidiaries, as borrowers or guarantors, have entered into a number of credit facilities in connection with financing the acquisition of certain vessels in our fleet. Our existing credit facilities are secured by, among other things, our vessels (as described below). The following summarizes certain terms of our credit facilities and our existing 8.500% Senior Notes as of September 30, 2025:

Credit Facility	Outstanding Principal Amount (in millions of US$)	Collateral Vessels and Under Construction Hulls
BNP Paribas/Credit Agricole $130.0 mil. Facility	$80.5	Wide Alpha, Stephanie C, Euphrates, Wide Hotel, Wide India and Wide Juliet
Alpha Bank $55.25 mil. Facility	$34.6	Bremen and Kota Santos
Syndicated $450.0 mil. Facility	$383.0	Catherine C, Greenland, Greenville, Greenfield, Interasia Accelerate, Interasia Amplify and Phoebe
Citibank $382.5 mil. Revolving Credit Facility	$–	Express Berlin, Express Rome, Express Athens, Kota Plumbago, Speed, Ambition, Pusan C, Le Havre, Europe, America, CMA CGM Musset, Racine, CMA CGM Rabelais, CMA CGM Nerval, YM Maturity and YM Mandate
Syndicated $850.0 mil. Facility	$–	Hull No. YZJ2023-1556, Hull No. YZJ2023-1557, Hull No. YZJ2024-1612, Hull No. YZJ2024-1613, Hull No. YZJ2024-1625, Hull No. YZJ2024-1626, Hull No. YZJ2024-1668, Hull No. C9200-7, Hull No. C9200-8, Hull No. C9200-9, Hull No. C9200-10, Hull No. C9200-11, Hull No. H2596 and Hull No. H2597
8.500% Senior Notes	$262.8	None

As of September 30, 2025, there was a $258.8 million remaining borrowing availability under the Company’s Citibank $382.5 mil. Revolving Credit Facility and $850.0 million under the Syndicated $850.0 million Facility. See Note 8 “Long-term Debt, net” to our unaudited condensed consolidated financial statements included in this report for additional information regarding our outstanding debt and the related repayment schedule.

As described above under “—Liquidity and Capital Resources”, on October 16, 2025, we consummated the offering of $500.0 million of 6.875% senior unsecured notes due in 2032, and we intend to redeem in full the $262.8 million outstanding principal amount of our existing 8.500% Senior Notes due 2028 on or about March 1, 2026, repay in full the outstanding principal amount under our BNP Paribas/Credit Agricole $130.0 million Secured Credit Facility on December 1, 2025, and repay in full the outstanding principal amount under our Alpha Bank $55.25 million Secured Credit Facility on December 1, 2025.

Senior Notes

On February 11, 2021, we consummated an offering of $300.0 million aggregate principal amount of 8.500% Senior Notes due 2028 of Danaos Corporation, which we refer to as the Senior Notes. The Senior Notes are general senior unsecured obligations of Danaos Corporation. The Senior Notes were issued pursuant to an Indenture, dated as of February 11, 2021, between the Company and Citibank, N.A., London Branch, as trustee, paying agent, registrar and transfer agent. The Senior Notes bear interest at a rate of 8.500% per year, payable in cash on March 1 and September 1 of each year, commencing September 1, 2021. The Senior Notes will mature on March 1, 2028. In December 2022, we repurchased $37.2 million aggregate principal amount of our Senior Notes in a privately negotiated transaction. For additional details regarding the Senior Notes please refer to Note 8, “Long-term Debt, net” in the unaudited condensed consolidated financial statements included elsewhere in this report and “Item 5. Operating and Financial Review and Prospects –Senior Notes” in our Annual Report on Form 20-F for the year ended December 31, 2024 filed with the Securities and Exchange Commission on March 6, 2025.

Qualitative and Quantitative Disclosures about Market Risk

Interest Rate Risk

In the past, we entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to hedge our exposure to fluctuations in prevailing market interest rates, as well as interest rate swap agreements converting the fixed rate we paid in connection with certain of our credit facilities into floating interest rates in order to economically hedge the fair value of the fixed rate credit facilities against fluctuations in prevailing market interest rates. All of these interest rate swap agreements have expired and we do not currently have any outstanding interest rate swap agreements. Refer to Note 9, “Financial Instruments”, to our unaudited condensed consolidated financial statements included in this report.

Foreign Currency Exchange Risk

We did not enter into derivative instruments to hedge the foreign currency translation of assets or liabilities or foreign currency transactions during the nine months ended September 30, 2025 and 2024.

Impact of Inflation and Interest Rates Risk on our Business

We continue to see near-term impacts on our business due to elevated inflation in the United States of America, Eurozone and other countries, including ongoing global prices pressures in the wake of the war in Ukraine, driving up energy and commodity prices, which continue to affect our operating expenses to a moderate extent. Interest rates have increased rapidly and substantially as central banks in developed countries raise interest rates in an effort to subdue inflation. The eventual implications of tighter monetary policy, and potentially higher long-term interest rates may drive a higher cost of capital for our business, including because borrowings under our credit facilities, which are increasing as we fund the cost of our contracted container vessel newbuildings, are advanced at a floating rate based on SOFR and we do not have any interest rate hedging arrangements.

Capitalization and Indebtedness

The table below sets forth our consolidated capitalization as of September 30, 2025:

•	on an actual basis; and
•	on an as adjusted basis to reflect, in the period from October 1, 2025 to November 14, 2025, (i) a $42.78 million repayment on the Syndicated $450.0 mil. Facility, (ii) the issuance and proceeds from our $500.0 million 6.875% senior unsecured notes; and (iii) the proceeds from the drawdown of $80.0 million for the vessel Phoebe under JOLCO Facility.

Other than these adjustments, there have been no other material changes to our capitalization from debt or equity issuances, re-capitalizations, special dividends, or debt repayments as adjusted in the table below between October 1, 2025 and November 14, 2025.

	As of September 30, 2025
	Actual	As adjusted

	In thousands of US$
Debt:
Senior unsecured notes	$262,766	$762,766
BNP Paribas/Credit Agricole $130 mil. Facility	80,500	80,500
Alpha Bank $55.25 mil. Facility	34,625	34,625
Syndicated $450.0 mil. Facility	383,020	340,240
Citibank $382.5 mil. Revolving Credit Facility	-	-
Syndicated $850.0 mil. Facility	-	-
JOLCO Facility	-	80,000
Total debt (1) (2)	$760,911	$1,298,131
Stockholders’ equity:
Preferred stock, par value $0.01 per share; 100,000,000 preferred shares authorized and none issued; actual and as adjusted	-	-
Common stock, par value $0.01 per share; 750,000,000 shares authorized; 25,586,131 shares issued and 18,309,702 shares outstanding	183	183
Additional paid-in capital	603,400	603,400
Accumulated other comprehensive loss	(66,850)	(66,850)
Retained earnings (3)	3,173,856	3,173,856
Total stockholders’ equity	3,710,589	3,710,589
Total capitalization	$4,471,500	$5,008,720

(1)	All of the indebtedness reflected in the table, other than Danaos Corporation’s unsecured senior notes, is secured and is guaranteed by Danaos Corporation, in the case of loan obligations of our subsidiaries ($34.6 million), or by our subsidiaries, in the case of indebtedness of Danaos Corporation ($463.5 million). See Note 8 “Long-Term Debt, net” to our unaudited condensed consolidated financial statements included elsewhere in this report.

(2)	Total debt is presented gross of deferred finance costs (current and non-current), which amounted to $8.4 million.

(3)	Does not reflect dividend of $0.90 per share of common stock declared by the Company payable on December 11, 2025, to holders of record as of December 2, 2025.

Our Fleet

The table below provides additional information, as of November 14, 2025, about our fleet of 75 cellular containerships.

Vessel Details			Charter Arrangements
	Year	Size	Expiration of	Contracted Employment	Charter		Extension Options(4)
Vessel Name	Built	(TEU)	Charter (1)	through (2)	Rate (3)		Period	Charter Rate
Ambition	2012	13,100	April 2027	April 2027	$51,500		+ 6 months	$51,500
							+ 10.5 to 13.5 months	$51,500
							+ 9 to 12 months	$51,500
Speed	2012	13,100	March 2027	March 2027	$51,500		+ 6 months	$51,500
							+ 10.5 to 13.5 months	$51,500
							+ 9 to 12 months	$51,500
Kota Plumbago	2012	13,100	July 2027	July 2027	$54,000		+ 3 to 26 months	$54,000
Kota Primrose	2012	13,100	April 2027	April 2027	$54,000		+ 3 to 26 months	$54,000
Kota Peony	2012	13,100	March 2027	March 2027	$54,000		+ 3 to 26 months	$54,000
Express Rome	2011	10,100	November 2030	November 2027	$37,000
				November 2030	$35,000		+ 2 months	$35,000
Express Berlin	2011	10,100	December 2029	December 2026	$33,000
				December 2029	$45,500		+ 4 months	$45,500
Express Athens	2011	10,100	October 2030	November 2027	$37,000
				October 2030	$35,000		+ 2 months	$35,000
Le Havre	2006	9,580	June 2028	June 2028	$58,500		+ 4 months	$58,500
Pusan C	2006	9,580	May 2028	May 2028	$58,500		+ 4 months	$58,500
Bremen	2009	9,012	January 2028	January 2028	$56,000		+ 4 months	$56,000
C Hamburg	2009	9,012	January 2028	January 2028	$56,000		+ 4 months	$56,000
Niledutch Lion	2008	8,626	May 2028	May 2026	$47,500
				May 2028	$40,500		+ 1 month	$40,500
Belita	2006	8,533	June 2028	June 2028	$37,000		+ 3 months	$37,000
Kota Manzanillo	2005	8,533	December 2028	February 2026	$47,500
				December 2028	$39,300		+ 4 months	$39,300
							+ 9 to 11 months	$39,300
CMA CGM Melisande	2012	8,530	January 2028	January 2028	$34,500		+ 3 to 13.5 months	$34,500
CMA CGM Attila	2011	8,530	May 2027	May 2027	$34,500		+ 3 to 13.5 months	$34,500
CMA CGM Tancredi	2011	8,530	July 2027	July 2027	$34,500		+ 3 to 13.5 months	$34,500
CMA CGM Bianca	2011	8,530	September 2027	September 2027	$34,500		+ 3 to 13.5 months	$34,500
CMA CGM Samson	2011	8,530	November 2027	November 2027	$34,500		+ 3 to 13.5 months	$34,500
America	2004	8,468	April 2028	April 2028	$56,000		+ 4 months	$56,000
Europe	2004	8,468	May 2028	May 2028	$56,000		+ 4 months	$56,000
Kota Santos	2005	8,463	June 2029	August 2026	$50,000
				June 2029	$39,300		+ 4 months	$39,300
							+ 9 to 11 months	$39,300
Catherine C (6)	2024	8,010	June 2029	June 2029	$42,000		+ 2 months	$42,000
Greenland (6)	2024	8,010	August 2029	August 2029	$42,000		+ 2 months	$42,000
Greenville (7)	2024	8,010	October 2029	October 2029	$42,000		+ 2 months	$42,000
Greenfield (8)	2024	8,010	November 2029	November 2029	$42,000		+ 2 months	$42,000
Interasia Accelerate (6)	2024	7,165	April 2032	April 2027	$36,000
				April 2032	$37,000		+ 6 months	$37,000
							+ 34 to 38 months	$37,000
Interasia Amplify (7)	2024	7,165	September 2032	September 2027	$36,000
				September 2032	$37,000		+ 6 months	$37,000
							+ 34 to 38 months	$37,000
CMA CGM Moliere	2009	6,500	March 2027	March 2027	$55,000		+ 2 months	$55,000
CMA CGM Musset	2010	6,500	July 2027	July 2027	$40,000		+ 3 months	$40,000
CMA CGM Nerval	2010	6,500	November 2027	December 2025	$40,000
				November 2027	$30,000		+ 2 months	$30,000
CMA CGM Rabelais	2010	6,500	January 2028	February 2026	$40,000
				January 2028	$30,000		+ 2 months	$30,000
Racine	2010	6,500	June 2029	June 2026	$32,500
				June 2029	$35,500		+ 4 months	$35,500
YM Mandate	2010	6,500	January 2028	January 2028	$26,890	(5)	+ 8 months	$26,890
YM Maturity	2010	6,500	April 2028	April 2028	$26,890	(5)	+ 8 months	$26,890
Dimitra C	2002	6,402	April 2027	April 2027	$35,000		+ 2 months	$35,000
							+ 10 to 12 months	$35,000
Savannah	2002	6,402	June 2027	June 2027	$40,000		+ 3 months	$40,000
							+ 9 to 12 months	$30,000
Phoebe (9)	2025	6,014	October 2031	December 2026	$35,000
				October 2031	$32,500		+ 4 months	$32,500
							+ 9 to 11 months	$32,500
							+ 10 to 12 months	$32,500
Greenhouse (10)	2025	6,014	August 2032	October 2027	$35,000
				August 2032	$32,500		+ 4 months	$32,500
							+ 9 to 11 months	$32,500
							+ 10 to 12 months	$32,500
Kota Lima	2002	5,544	September 2026	November 2025	$27,500
				September 2026	$24,000		+ 2 months	$24,000
Suez Canal	2002	5,610	April 2028	April 2026	$27,500
				April 2028	$30,000		+2 months	$30,000
Wide Alpha	2014	5,466	January 2030	July 2027	$34,000
				January 2030	$27,450		+ 4 months	$27,450
							+ 21.5 to 24 months	$25,000

Vessel Details			Charter Arrangements
	Year	Size	Expiration of	Contracted Employment	Charter	Extension Options(4)
Vessel Name	Built	(TEU)	Charter (1)	through (2)	Rate (3)	Period	Charter Rate
Stephanie C	2014	5,466	September 2028	October 2025	$55,500
				September 2028	$33,750	+2 months	$33,750
						+23 to 25 months	$33,750
Euphrates	2014	5,466	September 2028	October 2025	$20,500
				September 2028	$33,750	+2 months	$33,750
						+23 to 25 months	$33,750
Wide Hotel	2015	5,466	March 2030	September 2027	$34,000
				March 2030	$27,450	+ 4 months	$27,450
						+ 21.5 to 24 months	$25,000
Wide India	2015	5,466	October 2028	November 2025	$53,500
				October 2028	$33,750	+ 2 months	$33,750
						+ 23 to 25 months	$33,750
Wide Juliet	2015	5,466	August 2026	August 2026	$25,000	+ 2 months	$25,000
						+ 10 to 12 months	$30,000
Rio Grande	2008	4,253	November 2026	November 2026	$30,000	+ 2 months	$30,000
Merve A	2008	4,253	December 2027	January 2026	$24,000
				December 2027	$26,000	+ 2 months	$26,000
Kingston	2008	4,253	June 2027	June 2027	$35,500	+ 2.5 months	$35,500
Monaco	2009	4,253	May 2029	November 2026	$30,000
				May 2029	$33,000	+ 4 months	$33,000
Dalian	2009	4,253	April 2028	April 2026	$48,000
				April 2028	$27,250	+ 3.5 months	$27,250
Jamaica (ex Luanda)	2009	4,253	August 2028	December 2025	$30,000
				August 2028	$35,000	+ 2 months	$35,000
Seattle C	2007	4,253	June 2029	December 2026	$30,000
				June 2029	$33,000	+ 4 months	$33,000
Vancouver	2007	4,253	November 2026	November 2026	$30,000	+ 2 months	$30,000
Derby D	2004	4,253	January 2027	January 2027	$36,275	+ 3 months	$36,275
Tongala	2004	4,253	November 2026	November 2026	$30,000	+ 1.5 months	$30,000
Dimitris C	2001	3,430	September 2027	November 2025	$40,000
				September 2027	$30,000	+ 3 months	$30,000
						+ 11 to 13 months	$30,000
Express Argentina	2010	3,400	December 2026	December 2026	$27,000	+2 months	$27,000
Express Brazil	2010	3,400	April 2027	April 2027	$30,000	+ 3 months	$30,000
						+ 11 to 13 months	$30,000
Express France	2010	3,400	July 2027	July 2027	$30,000	+ 3 months	$30,000
						+ 11 to 13 months	$30,000
Express Spain	2011	3,400	January 2027	January 2027	$28,500	+ 2 months	$28,500
Express Black Sea	2011	3,400	January 2027	January 2027	$28,500	+ 2 months	$28,500
Singapore	2004	3,314	March 2027	March 2027	$27,750	+2 months	$27,750
Colombo	2004	3,314	January 2027	January 2027	$28,500	+ 2 months	$28,500
Zebra	2001	2,602	December 2026	January 2026	$26,250
				December 2026	$19,000	+ 2 months	$19,000
Artotina	2001	2,524	November 2027	January 2026	$23,000
				November 2027	$26,000	+ 2 months	$26,000
						+ 11 to 13 months	$24,000
Phoenix D	1997	2,200	June 2027	March 2026	$23,000
				June 2027	$20,000	+1 month	$20,000
Sprinter	1997	2,200	May 2026	May 2026	$21,000	+ 2 months	$21,000
Future	1997	2,200	May 2026	May 2026	$21,000	+ 2 months	$21,000
Advance	1997	2,200	June 2026	June 2026	$21,000	+ 2 months	$21,000
Bridge	1998	2,200	January 2028	January 2028	$16,000	+ 2 months	$16,000
Highway	1998	2,200	January 2028	January 2028	$17,000	+ 2 months	$17,000
Progress C	1998	2,200	April 2026	April 2026	$21,000	+ 2 months	$21,000

1.	Earliest date charters could expire. Most charters include options for the charterers to extend their terms as described in the “Extension Options” column.
2.	This column indicates the date through which the charter rate set forth in the column to the immediate right of such date is payable. For charters with the same charter rate throughout the fixed term of the charter, this date is the same as the charter expiration date set forth in the “Expiration of Charter” column.
3.	Gross charter rate, which does not include charter commissions.
4.	At the option of the charterer.
5.	Bareboat charter rate.
6.	The newbuilding vessels were delivered in the second quarter of 2024.
7.	The newbuilding vessels were delivered in the third quarter of 2024.
8.	The newbuilding vessel was delivered in the fourth quarter of 2024.
9.	The newbuilding vessel was delivered in the first quarter of 2025.
10.	The newbuilding vessel was delivered in the fourth quarter of 2025.

The specifications of our 23 container vessels under construction in our orderbook as of November 14, 2025 are as follows:

					Minimum
	Expected			Expected	Charter	Charter		Extension Options(3)
Hull Number	Year Bult	Size (TEU)	Shipyard	Delivery Period	Duration(1)	rate(2)		Period	Charter Rate(2)
CV5900-09	2027	6,014	Qingdao Yangfan	Q2 2027	4.8 years	$34,900		+ 4 months	$34,900
								+ 9 to 11 months	$34,900
								+ 10 to 12 months	$34,900
YZJ2023-1556	2026	8,258	Yangzijiang	Q3 2026	5 years	$42,000		+ 3 months	$42,000
			Jiangsu NewYangzi					+ 19.5 to 22.5 months	$42,000
YZJ2023-1557	2026	8,258	Yangzijiang	Q4 2026	5 years	$42,000		+ 3 months	$42,000
			Jiangsu NewYangzi					+ 19.5 to 22.5 months	$42,000
YZJ2024-1612	2026	8,258	Yangzijiang	Q4 2026	5 years	$42,000		+ 3 months	$42,000
			Jiangsu NewYangzi					+ 19.5 to 22.5 months	$42,000
YZJ2024-1613	2027	8,258	Yangzijiang	Q2 2027	5 years	$42,000		+ 3 months	$42,000
			Jiangsu NewYangzi					+ 19.5 to 22.5 months	$42,000
YZJ2024-1625	2027	8,258	Yangzijiang	Q2 2027	5 years	$42,000		+ 3 months	$42,000
			Jiangsu NewYangzi					+ 19.5 to 22.5 months	$42,000
YZJ2024-1626	2027	8,258	Yangzijiang	Q3 2027	5 years	$42,000		+ 3 months	$42,000
			Jiangsu NewYangzi					+ 19.5 to 22.5 months	$42,000
YZJ2024-1668	2027	8,258	Yangzijiang	Q3 2027	5 years	$42,000		+ 3 months	$42,000
			Jiangsu NewYangzi					+ 19.5 to 22.5 months	$42,000
C9200-7	2027	9,200	Dalian Shanhaiguan	Q1 2027	4.8 years	$50,000		+ 4 months	$50,000
								+ 20 to 24 months	$50,000
C9200-8	2027	9,200	Dalian Shanhaiguan	Q2 2027	4.8 years	$50,000		+ 4 months	$50,000
								+ 20 to 24 months	$50,000
C9200-9	2027	9,200	Dalian Shanhaiguan	Q4 2027	4.8 years	$50,000		+ 4 months	$50,000
								+ 20 to 24 months	$50,000
C9200-10	2028	9,200	Dalian Shanhaiguan	Q2 2028	4.8 years	$50,000		+ 4 months	$50,000
								+ 20 to 24 months	$50,000
C9200-11	2028	9,200	Dalian Shanhaiguan	Q3 2028	4.8 years	$50,000		+ 4 months	$50,000
								+ 20 to 24 months	$50,000
H2596	2027	9,200	CSSC Huangpu	Q3 2027	6 years	$48,500		+12 months	$48,500
			Wenchong					+ 28 to 32 months	$48,500
H2597	2027	9,200	CSSC Huangpu	Q4 2027	6 years	$48,500		+12 months	$48,500
			Wenchong					+ 28 to 32 months	$48,500
C7100-9	2027	7,165	Dalian Shanhaiguan	Q3 2027	5 years	$38,500		+ 6 months	$38,500
								+ 34 to 38 months	$38,500
C7100-10	2027	7,165	Dalian Shanhaiguan	Q3 2027	5 years	$38,500		+ 6 months	$38,500
								+ 34 to 38 months	$38,500
Feeder containership 1(4)	2027	1,800	China (5)	Q4 2027	9.9 years	$-	(6)	+ 3 months	$-	(6)
								+ 21.5 to 23.5 months	$-	(6)
								+ 10 to 12 months	$-	(6)
Feeder containership 2(4)	2028	1,800	China (5)	Q1 2028	9.9 years	$-	(6)	+ 3 months	$-	(6)
								+ 21.5 to 23.5 months	$-	(6)
								+ 10 to 12 months	$-	(6)
Feeder containership 3(4)	2028	1,800	China (5)	Q2 2028	9.9 years	$-	(6)	+ 3 months	$-	(6)
								+ 21.5 to 23.5 months	$-	(6)
								+ 10 to 12 months	$-	(6)
Feeder containership 4(4)	2028	1,800	China (5)	Q3 2028	9.9 years	$-	(6)	+ 3 months	$-	(6)
								+ 21.5 to 23.5 months	$-	(6)
								+ 10 to 12 months	$-	(6)
Feeder containership 5(4)	2028	1,800	China (5)	Q4 2028	-	-		-	-
Feeder containership 6(4)	2029	1,800	China (5)	Q1 2029	-	-		-	-

1.	Earliest period charters could expire. Most charters include options for the charterers to extend their terms as described in the “Extension Options” column.
2.	Gross charter rate, which does not include charter commissions.
3.	At the option of the charterer.
4.	The newbuilding containership vessels were added to our orderbook in the fourth quarter of 2025.
5.	Shipyard not disclosed due to confidentiality arrangements.
6.	Charter rate not disclosed due to confidentiality arrangements.

The following table describes the details of our Capesize drybulk vessels as of November 14, 2025 (excluding a Capesize drybulk vessel that was agreed to be purchased on October 17, 2025, and is expected to be delivered to the Company in the first quarter of 2026):

	Year	Capacity
Vessel Name	Built	(DWT)
Genius	2012	175,580
Danaos (1)	2011	176,536
Ingenuity	2011	176,022
Achievement	2011	175,966
Valentine (2)	2011	175,125
Gouverneur (2)	2010	178,043
Integrity	2010	175,966
Peace	2010	175,858
E Trader	2009	175,886
W Trader	2009	175,879

1.	The vessel was delivered to us in the third quarter of 2024.
2.	The vessels were delivered to us in the second quarter of 2024.

Forward Looking Statements

Matters discussed in this report may constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning our operations, cash flows, financial position, including with respect to vessel and other asset values, contracted revenue, fleet growth, plans, objectives, goals, strategies, future events, performance or business prospects, changes and trends in our business and the markets in which we operate, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions. Although Danaos Corporation believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Danaos Corporation cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, geopolitical conditions, including any trade disruptions resulting from tariffs, port fees and other protectionist measures imposed by the United States or other countries, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, our ability to operate profitably in the drybulk sector, performance of shipyards constructing our contracted newbuilding vessels, ability to obtain financing and comply with covenants in our financing arrangements, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, including the conflict in Ukraine and related sanctions, the conflicts in the Middle East, potential disruption of shipping routes such as Houthi attacks in the Red Sea and the Gulf of Aden, due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by us with the U.S. Securities and Exchange Commission.

DANAOS CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited)

(Expressed in thousands of United States Dollars, except share and per share amounts)

		As of
		September 30,	December 31,
	Notes	2025	2024
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$596,371	$453,384
Accounts receivable, net		30,832	25,578
Inventories		20,659	23,881
Prepaid expenses		2,165	1,902
Due from related parties	14	50,232	52,572
Other current assets	6	167,051	113,650
Total current assets		867,310	670,967
NON-CURRENT ASSETS
Fixed assets at cost, net of accumulated depreciation of $1,580,882 (as of December 31, 2024: $1,458,978)	4	3,245,135	3,290,309
Advances for vessels under construction	4	396,798	265,838
Deferred charges, net	5	60,830	58,759
Other non-current assets	6	44,662	57,781
Total non-current assets		3,747,425	3,672,687
Total assets		$4,614,735	$4,343,654
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable		$23,364	$29,039
Accrued liabilities	7	16,237	23,644
Current portion of long-term debt, net	8	77,288	35,220
Unearned revenue	12	41,780	49,665
Other current liabilities		29,207	31,386
Total current liabilities		187,876	168,954
LONG-TERM LIABILITIES
Long-term debt, net	8	675,242	699,563
Unearned revenue, net of current portion	12	6,608	22,901
Other long-term liabilities	14	34,420	27,436
Total long-term liabilities		716,270	749,900
Total liabilities		904,146	918,854
Commitments and Contingencies	10
STOCKHOLDERS’ EQUITY
Preferred stock (par value $0.01, 100,000,000 preferred shares authorized and not issued as of September 30, 2025 and December 31, 2024)	11	-	-
Common stock (par value $0.01, 750,000,000 common shares authorized as of September 30, 2025 and December 31, 2024. 25,586,131 and 25,585,985 shares issued; and 18,309,702 and 18,987,616 shares outstanding as of September 30, 2025 and December 31, 2024, respectively)	11	183	190
Additional paid-in capital		603,400	650,864
Accumulated other comprehensive loss		(66,850)	(70,430)
Retained earnings		3,173,856	2,844,176
Total stockholders’ equity		3,710,589	3,424,800
Total liabilities and stockholders’ equity		$4,614,735	$4,343,654

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (unaudited)

(Expressed in thousands of United States Dollars, except share and per share amounts)

		Three months ended		Nine Months ended
		September 30,		September 30,
	Notes	2025	2024	2025	2024
OPERATING REVENUES	12, 15	$260,730	$256,176	$776,191	$755,931

OPERATING EXPENSES
Voyage expenses	14	(13,895)	(16,999)	(48,840)	(50,019)
Vessel operating expenses		(52,256)	(49,866)	(160,343)	(140,070)
Depreciation		(41,177)	(38,726)	(121,903)	(107,969)
Amortization of deferred drydocking and special survey costs	5	(10,762)	(7,485)	(33,247)	(19,909)
General and administrative expenses	14	(12,589)	(10,978)	(36,017)	(32,519)
Gain/(loss) on disposal of vessel	4	-	(443)	-	6,651
		130,051	131,679	375,841	412,096

OTHER INCOME/(EXPENSES)
Interest income		3,811	3,124	11,077	8,983
Interest expense and finance costs		(8,541)	(8,013)	(28,255)	(16,243)
Gain/(Loss) on investments	6	8,383	(2,808)	25,600	10,395
Dividend income	6	313	2,849	992	6,833
Equity loss on investments	3	(189)	(1,232)	(754)	(1,438)
Other finance expenses		(907)	(944)	(2,867)	(2,694)
Other income/(expenses), net		(277)	(746)	(1,143)	(567)
Loss on derivatives	9	(913)	(913)	(2,709)	(2,719)
Loss on debt extinguishment	8	(1,082)	-	(1,082)	-
Total Other Income/(Expenses), net		598	(8,683)	859	2,550

Income before income taxes		130,649	122,996	376,700	414,646
Income taxes		-	-	-	-
Net Income		$130,649	$122,996	$376,700	$414,646

EARNINGS PER SHARE
Basic earnings per share of common stock	13	$7.14	$6.36	$20.40	$21.41
Diluted earnings per share of common stock	13	$7.11	$6.30	$20.34	$21.22
Basic weighted average number of common shares (in thousands)	13	18,310	19,345	18,467	19,368
Diluted weighted average number of common shares (in thousands)	13	18,384	19,517	18,519	19,540

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (unaudited)

(Expressed in thousands of United States Dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
	Notes	2025	2024	2025	2024
Net Income for the period		$130,649	$122,996	$376,700	$414,646
Other comprehensive income:
Prior service cost of defined benefit plan		290	262	871	788
Amortization of deferred realized losses on cash flow hedges	9	913	913	2,709	2,719
Total Other Comprehensive Income		1,203	1,175	3,580	3,507
Comprehensive Income		$131,852	$124,171	$380,280	$418,153

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(unaudited)

(Expressed in thousands of United States Dollars, except number of shares in thousands and per share amounts)

	Common stock
	Number of shares	Par value	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total
As of December 31, 2023	19,419	$194	$690,190	$(75,979)	$2,401,912	$3,016,317
Net Income	-	-	-	-	150,498	150,498
Dividends ($0.80 per share)	-	-	-	-	(15,535)	(15,535)
Repurchase of common stock	(58)	-	(4,132)	-	-	(4,132)
Stock based compensation	-	-	1,576	-	-	1,576
Net movement in other comprehensive income	-	-	-	1,166	-	1,166
As of March 31, 2024	19,361	$194	$687,634	$(74,813)	$2,536,875	$3,149,890
Net Income	-	-	-	-	141,152	141,152
Dividends ($0.80 per share)	-	-	-	-	(15,477)	(15,477)
Repurchase of common stock	(15)	(1)	(1,090)	-	-	(1,091)
Issuance of common stock	-	-	1	-	-	1
Stock based compensation	-	-	1,577	-	-	1,577
Net movement in other comprehensive income	-	-	-	1,166	-	1,166
As of June 30, 2024	19,346	$193	$688,122	$(73,647)	$2,662,550	$3,277,218
Net Income	-	-	-	-	122,996	122,996
Dividends ($0.80 per share)	-	-	-	-	(15,476)	(15,476)
Repurchase of common stock	(13)	-	(1,067)	-	-	(1,067)
Stock based compensation	-	-	1,594	-	-	1,594
Net movement in other comprehensive income	-	-	-	1,175	-	1,175
As of September 30, 2024	19,333	$193	$688,649	$(72,472)	$2,770,070	$3,386,440

	Common Stock
	Number of shares	Par value	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total
As of December 31, 2024	18,988	$190	$650,864	$(70,430)	$2,844,176	$3,424,800
Net Income	-	-	-	-	115,147	115,147
Dividends ($0.85 per share)	-	-	-	-	(15,894)	(15,894)
Repurchase of common stock	(414)	(4)	(33,212)	-	-	(33,216)
Stock based compensation	-	-	1,705	-	-	1,705
Issuance of common stock	-	-	4	-	-	4
Net movement in other comprehensive income	-	-	-	1,183	-	1,183
As of March 31, 2025	18,574	$186	$619,361	$(69,247)	$2,943,429	$3,493,729
Net Income	-	-	-	-	130,904	130,904
Dividends ($0.85 per share)	-	-	-	-	(15,563)	(15,563)
Repurchase of common stock	(264)	(3)	(19,434)	-	-	(19,437)
Stock based compensation	-	-	1,723	-	-	1,723
Issuance of common stock	-	-	3	-	-	3
Net movement in other comprehensive income	-	-	-	1,194	-	1,194
As of June 30, 2025	18,310	$183	$601,653	$(68,053)	$3,058,770	$3,592,553
Net Income	-	-	-	-	130,649	130,649
Dividends ($0.85 per share)	-	-	-	-	(15,563)	(15,563)
Stock based compensation	-	-	1,743	-	-	1,743
Issuance of common stock	-	-	4	-	-	4
Net movement in other comprehensive income	-	-	-	1,203	-	1,203
As of September 30, 2025	18,310	$183	$603,400	$(66,850)	$3,173,856	$3,710,589

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(Expressed in thousands of United States Dollars)

	Nine Months ended September 30,
	2025	2024
Cash Flows from Operating Activities
Net income	$376,700	$414,646
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	121,903	107,969
Amortization of deferred drydocking and special survey costs	33,247	19,909
Amortization of assumed time charters	-	(4,534)
Amortization of finance costs	2,326	1,569
Loss on debt extinguishment	1,082	-
Gain on investments	(25,600)	(10,395)
Payments for drydocking and special survey costs deferred	(35,318)	(28,690)
Gain on disposal of vessel	-	(6,651)
Equity loss on investments	754	1,438
Prior service cost and periodic cost	3,408	1,848
Stock based compensation	5,171	4,747
Amortization of deferred realized losses on interest rate swaps	2,709	2,719
(Increase)/Decrease in:
Accounts receivable	(2,368)	(6,579)
Inventories	3,222	818
Prepaid expenses	(263)	340
Due from related parties	2,340	4,309
Other assets, current and non-current	13,268	18,308
Increase/(Decrease) in:
Accounts payable	(5,675)	2,841
Accrued liabilities	(7,407)	(3,802)
Unearned revenue, current and long-term	(24,178)	(31,070)
Other liabilities, current and long-term	(59)	(24,629)
Net Cash provided by Operating Activities	465,262	465,111
Cash Flows from Investing Activities
Vessels additions and advances for vessels under construction	(199,310)	(581,208)
Net proceeds and insurance proceeds from disposal of vessel	1,681	10,196
Investments in affiliates/marketable securities	(30,270)	(1,225)
Net Cash used in Investing Activities	(227,899)	(572,237)
Cash Flows from Financing Activities
Proceeds from long-term debt	44,000	299,000
Payments of long-term debt	(27,635)	(20,040)
Dividends paid	(47,008)	(46,487)
Repurchase of common stock	(53,212)	(5,715)
Finance costs	(10,521)	(7,105)
Net Cash (used in)/provided by Financing Activities	(94,376)	219,653

Net increase in cash and cash equivalents	142,987	112,527
Cash and cash equivalents at beginning of period	453,384	271,809
Cash and cash equivalents at end of period	$596,371	$384,336
Supplemental cash flow information:
Cash paid for interest, net of amounts capitalized	$32,293	$18,204

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1	Basis of Presentation and General Information

The accompanying condensed consolidated financial statements (unaudited) have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The reporting and functional currency of Danaos Corporation and its subsidiaries (“Danaos” or the “Company”) is the United States Dollar.

Danaos Corporation, formerly Danaos Holdings Limited, was formed on December 7, 1998 under the laws of Liberia and is presently the sole owner of all outstanding shares of the companies listed below. Danaos Holdings Limited was redomiciled in the Marshall Islands on October 7, 2005. In connection with the re-domiciliation, the Company changed its name to Danaos Corporation. On October 14, 2005, the Company filed and the Marshall Islands accepted Amended and Restated Articles of Incorporation. The authorized capital stock of Danaos Corporation is 750,000,000 shares of common stock with a par value of $0.01 and 100,000,000 shares of preferred stock with a par value of $0.01. Refer to Note 11, “Stockholders’ Equity”. The Company’s principal business is the acquisition and operation of vessels. Danaos conducts its operations through the vessel owning companies whose principal activity is the ownership and operation of container vessels and dry bulk vessels that are under the exclusive management of a related party of the Company.

In the opinion of management, the accompanying condensed consolidated financial statements (unaudited) of Danaos and subsidiaries contain all adjustments necessary to state fairly, in all material respects, the Company’s condensed consolidated financial position as of September 30, 2025, the condensed consolidated results of operations for the three and nine months ended September 30, 2025 and 2024 and the condensed consolidated cash flows for the nine months ended September 30, 2025 and 2024. All such adjustments are deemed to be of a normal, recurring nature. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in Danaos’ Annual Report on Form 20-F for the year ended December 31, 2024. The results of operations for the three and nine months ended September 30, 2025, are not necessarily indicative of the results to be expected for the full year. The year-end condensed consolidated balance sheet data was derived from annual financial statements. These condensed consolidated financial statements do not include all disclosures required by accounting principles generally accepted in the United States of America.

The condensed consolidated financial statements (unaudited) have been prepared to reflect the consolidation of the companies listed below. The historical balance sheets and results of operations of the companies listed below have been reflected in the condensed consolidated balance sheets and condensed consolidated statements of income, comprehensive income, cash flows and stockholders’ equity at and for each period since their respective incorporation dates.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

1	Basis of Presentation and General Information (Continued)

As of September 30, 2025, Danaos owned 74 container vessels on the water, 18 container vessels under construction, and 10 Capesize drybulk carrier vessels. These included the vessel-owning companies (the “Danaos Subsidiaries”) for both container and drybulk vessels, as listed below:

Container vessels on the water as of September 30, 2025:

Company	Date of Incorporation	Vessel Name	Year Built	TEU (1)
Megacarrier (No. 1) Corp.	September 10, 2007	Kota Peony	2012	13,100
Megacarrier (No. 2) Corp.	September 10, 2007	Kota Primrose	2012	13,100
Megacarrier (No. 3) Corp.	September 10, 2007	Kota Plumbago	2012	13,100
Megacarrier (No. 4) Corp.	September 10, 2007	Speed	2012	13,100
Megacarrier (No. 5) Corp.	September 10, 2007	Ambition	2012	13,100
CellContainer (No. 6) Corp.	October 31, 2007	Express Berlin	2011	10,100
CellContainer (No. 7) Corp.	October 31, 2007	Express Rome	2011	10,100
CellContainer (No. 8) Corp.	October 31, 2007	Express Athens	2011	10,100
Karlita Shipping Co. Ltd.	February 27, 2003	Pusan C	2006	9,580
Ramona Marine Co. Ltd.	February 27, 2003	Le Havre	2006	9,580
Oceancarrier (No. 2) Corp.	October 15, 2020	Bremen	2009	9,012
Oceancarrier (No. 3) Corp.	October 15, 2020	C Hamburg	2009	9,012
Blackwell Seaways Inc.	January 9, 2020	Niledutch Lion	2008	8,626
Oceancarrier (No. 1) Corp.	February 19, 2020	Kota Manzanillo	2005	8,533
Springer Shipping Co.	April 29, 2019	Belita	2006	8,533
Teucarrier (No. 1) Corp.	January 31, 2007	CMA CGM Attila	2011	8,530
Teucarrier (No. 2) Corp.	January 31, 2007	CMA CGM Tancredi	2011	8,530
Teucarrier (No. 3) Corp.	January 31, 2007	CMA CGM Bianca	2011	8,530
Teucarrier (No. 4) Corp.	January 31, 2007	CMA CGM Samson	2011	8,530
Teucarrier (No. 5) Corp.	September 17, 2007	CMA CGM Melisande	2012	8,530
Oceanew Shipping Ltd.	January 14, 2002	Europe	2004	8,468
Oceanprize Navigation Ltd.	January 21, 2003	America	2004	8,468
Rewarding International Shipping Inc.	October 1, 2019	Kota Santos	2005	8,463
Teushipper (No 1) Corp.	March 14, 2022	Catherine C	2024	8,010
Teushipper (No 2) Corp.	March 14, 2022	Greenland	2024	8,010
Teushipper (No 3) Corp.	March 14, 2022	Greenville	2024	8,010
Teushipper (No 4) Corp.	March 14, 2022	Greenfield	2024	8,010
Boxsail (No. 1) Corp	March 4, 2022	Interasia Accelerate	2024	7,165
Boxsail (No. 2) Corp	March 4, 2022	Interasia Amplify	2024	7,165
Boxcarrier (No. 1) Corp.	June 27, 2006	CMA CGM Moliere	2009	6,500
Boxcarrier (No. 2) Corp.	June 27, 2006	CMA CGM Musset	2010	6,500
Boxcarrier (No. 3) Corp.	June 27, 2006	CMA CGM Nerval	2010	6,500
Boxcarrier (No. 4) Corp.	June 27, 2006	CMA CGM Rabelais	2010	6,500
Boxcarrier (No. 5) Corp.	June 27, 2006	Racine	2010	6,500
Expresscarrier (No. 1) Corp.	March 5, 2007	YM Mandate	2010	6,500
Expresscarrier (No. 2) Corp.	March 5, 2007	YM Maturity	2010	6,500
Actaea Company Limited	October 14, 2014	Savannah	2002	6,402
Asteria Shipping Company Limited	October 14, 2014	Dimitra C	2002	6,402
Boxsail (No. 3) Corp.	March 4, 2022	Phoebe (2)	2025	6,014
Averto Shipping S.A.	June 12, 2015	Suez Canal	2002	5,610
Sinoi Marine Ltd.	June 12, 2015	Kota Lima	2002	5,544
Oceancarrier (No. 4) Corp.	July 6, 2021	Wide Alpha	2014	5,466
Oceancarrier (No. 5) Corp.	July 6, 2021	Stephanie C	2014	5,466
Oceancarrier (No. 6) Corp.	July 6, 2021	Euphrates	2014	5,466
Oceancarrier (No. 7) Corp.	July 6, 2021	Wide Hotel	2015	5,466
Oceancarrier (No. 8) Corp.	July 6, 2021	Wide India	2015	5,466
Oceancarrier (No. 9) Corp.	July 6, 2021	Wide Juliet	2015	5,466
Continent Marine Inc.	March 22, 2006	Monaco	2009	4,253

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

1            Basis of Presentation and General Information (Continued)

Container vessels on the water as of September 30, 2025 (Continued):

Company	Date of Incorporation	Vessel Name	Year Built	TEU (1)
Medsea Marine Inc.	May 8, 2006	Dalian	2009	4,253
Blacksea Marine Inc.	May 8, 2006	Jamaica (ex Luanda)	2009	4,253
Bayview Shipping Inc.	March 22, 2006	Rio Grande	2008	4,253
Channelview Marine Inc.	March 22, 2006	Merve A	2008	4,253
Balticsea Marine Inc.	March 22, 2006	Kingston	2008	4,253
Seacarriers Services Inc.	June 28, 2005	Seattle C	2007	4,253
Seacarriers Lines Inc.	June 28, 2005	Vancouver	2007	4,253
Containers Services Inc.	May 30, 2002	Tongala	2004	4,253
Containers Lines Inc.	May 30, 2002	Derby D	2004	4,253
Boulevard Shiptrade S.A	September 12, 2013	Dimitris C	2001	3,430
Wellington Marine Inc.	January 27, 2005	Singapore	2004	3,314
Auckland Marine Inc.	January 27, 2005	Colombo	2004	3,314
CellContainer (No. 4) Corp.	March 23, 2007	Express Spain	2011	3,400
CellContainer (No. 5) Corp.	March 23, 2007	Express Black Sea	2011	3,400
CellContainer (No. 1) Corp.	March 23, 2007	Express Argentina	2010	3,400
CellContainer (No. 2) Corp.	March 23, 2007	Express Brazil	2010	3,400
CellContainer (No. 3) Corp.	March 23, 2007	Express France	2010	3,400
Vilos Navigation Company Ltd.	May 30, 2013	Zebra	2001	2,602
Sarond Shipping Inc.	January 18, 2013	Artotina	2001	2,524
Speedcarrier (No. 7) Corp.	December 6, 2007	Highway	1998	2,200
Speedcarrier (No. 6) Corp.	December 6, 2007	Progress C	1998	2,200
Speedcarrier (No. 8) Corp.	December 6, 2007	Bridge	1998	2,200
Speedcarrier (No. 1) Corp.	June 28, 2007	Phoenix D	1997	2,200
Speedcarrier (No. 2) Corp.	June 28, 2007	Advance	1997	2,200
Speedcarrier (No. 5) Corp.	June 28, 2007	Future	1997	2,200
Speedcarrier (No. 4) Corp.	June 28, 2007	Sprinter	1997	2,200
			Total TEU	471,477

(1)	Twenty-feet equivalent unit, the international standard measure for containers and container vessels capacity.
(2)	The vessel Phoebe was delivered during the first quarter of 2025.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

1            Basis of Presentation and General Information (Continued)

Container vessels under construction as of September 30, 2025:

Company	Date of Incorporation	Hull No.	Expected Delivery(2)	TEU (1)
Boxsail (No. 4) Corp.	March 4, 2022	CV5900-08 (3)	Q4 2025	6,014
Boxline (No. 1) Corp.	June 7, 2023	YZJ2023-1556	Q3 2026	8,258
Boxline (No. 2) Corp.	June 7, 2023	YZJ2023-1557	Q4 2026	8,258
Boxline (No. 3) Corp.	February 2, 2024	YZJ2024-1612	Q4 2026	8,258
Boxsail (No. 5) Corp.	June 13, 2024	C9200-7	Q1 2027	9,200
Boxsail (No. 6) Corp.	June 13, 2024	C9200-8	Q2 2027	9,200
Boxline (No. 8) Corp	June 6, 2025	CV5900-09	Q2 2027	6,014
Boxline (No. 4) Corp.	February 2, 2024	YZJ2024-1613	Q2 2027	8,258
Boxline (No. 5) Corp.	March 8, 2024	YZJ2024-1625	Q2 2027	8,258
Boxline (No. 6) Corp.	March 8, 2024	YZJ2024-1626	Q3 2027	8,258
Boxline (No. 7) Corp.	May 30, 2024	YZJ2024-1668	Q3 2027	8,258
Boxsail (No. 10) Corp.	June 13, 2024	H2596	Q3 2027	9,200
Boxline (No. 9) Corp.	July 25, 2025	C7100-9	Q3 2027	7,165
Boxline (No. 10) Corp.	August 26, 2025	C7100-10	Q3 2027	7,165
Boxsail (No. 7) Corp.	June 13, 2024	C9200-9	Q4 2027	9,200
Boxsail (No. 11) Corp.	June 13, 2024	H2597	Q4 2027	9,200
Boxsail (No. 8) Corp.	June 13, 2024	C9200-10	Q2 2028	9,200
Boxsail (No. 9) Corp.	June 13, 2024	C9200-11	Q3 2028	9,200
			Total TEU	148,564

(1)	Twenty-feet equivalent unit, the international standard measure for containers and container vessels capacity.
(2)	Under construction container vessels’ expected delivery dates were shorted based on the upcoming deliveries.
(3)	The vessel was delivered to the Company on November 10, 2025 (Note 17).

Capesize drybulk carrier vessels as of September 30, 2025:

Company	Date of Incorporation	Vessel Name	Year Built	DWT (1)
Bulk No. 4 Corp.	July 14, 2023	Genius	2012	175,580
Bulk No. 2 Corp.	July 14, 2023	Achievement	2011	175,966
Bulk No. 3 Corp.	July 14, 2023	Ingenuity	2011	176,022
Bulk No. 8 Corp.	January 31, 2024	Danaos	2011	176,536
Bulk No. 10 Corp.	February 15, 2024	Valentine	2011	175,125
Bulk No. 1 Corp.	July 14, 2023	Integrity	2010	175,966
Bulk No. 5 Corp.	July 14, 2023	Peace	2010	175,858
Bulk No. 9 Corp.	February 2, 2024	Gouverneur	2010	178,043
Bulk No. 6 Corp.	September 15, 2023	W Trader	2009	175,879
Bulk No. 7 Corp.	September 25, 2023	E Trader	2009	175,886
			Total DWT	1,760,861

(1)	DWT, dead weight tons, the international standard measure for drybulk vessels capacity.
(2)	Capesize drybulk carrier vessels was shorted by their year built, from newest to oldest.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

2	Significant Accounting Policies

For a detailed discussion about the Company’s significant accounting policies, see Note 2 “Significant Accounting Policies” in the Company’s consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2024 filed with the Securities and Exchange Commission on March 6, 2025. During the three and nine months ended September 30, 2025, there were no significant changes made to the Company’s significant accounting policies.

3	Investments in Affiliates

In March 2023, we invested $4.3 million in the common shares of a newly established company, Carbon Termination Technologies Corporation (“CTTC”), incorporated in the Republic of the Marshall Islands, that engages in research and development of decarbonization technologies for the shipping industry. This investment represents a 49% ownership interest which is recorded in our books under equity method of accounting. In 2024 and 2025, the Company has provided CTTC with additional funding of $2.1 million in the form of a loan which bears interest at a rate of SOFR plus a margin of 2.0% and has a maturity date as of December 31, 2025. The Company’s share of CTTC’s initial expenses amounted to $0.8 million and $1.4 million for the nine months ended September 30, 2025 and 2024, respectively, and is presented in the consolidated statements of income under “Equity loss on investments”.

4	Fixed Assets, Advances for Vessels Acquisition and Vessels under Construction

Deliveries of newbuilding container vessels & Capesize drybulk carrier vessels acquisitions:

In January 2025, the Company took delivery of a 6,014 TEU newbuild container vessel, named Phoebe, which commenced a long-term charter upon delivery. In 2024, the Company took delivery of four 8,010 TEU newbuild container vessels and two 7,165 TEU newbuild container vessels, of which all six vessels commenced a long-term charter upon delivery. Additionally, during 2024, the Company acquired the three Capesize bulk carrier vessels Danaos, Gouverneur and Valentine.

Container vessel disposal:

In March 2024, the Company sold for scrap the container vessel Stride, which had been off-hire since January 8, 2024 due to a damage from fire in the engine room that was subsequently contained. The Company recognized $11.9 million of net insurance proceeds for total loss of the vessel and recorded a gain on the disposal of this vessel amounting to $6.7 million in the nine month period ended September 30, 2024, separately presented under “Gain/(loss) on disposal of vessel” in the Consolidated Statements of Income. During the nine month period ended September 30, 2025, the Company did not sell any vessels.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

4	Fixed Assets, Advances for Vessels Acquisition and Vessels under Construction (Continued)

Container vessels under construction:

In June 2025, the Company added one 6,014 TEU newbuilding containership to its orderbook, and in September 2025, the Company added two 7,165 TEU newbuilding containerships to its orderbook. These three vessels are expected to be delivered in 2027.

As of September 30, 2025, the Company has a total of 18 contained vessels under construction, with scheduled deliveries between 2025 and 2028, as summarized below:

•	Seven 9,200 TEU vessels, contracted between June 2024 and December 2024 of which five are expected to be delivered in 2027 and two in 2028.
•	Seven 8,258 TEU vessels, contracted between June 2023 and June 2024 of which one is expected to be delivered in the third quarter of 2026, two in the fourth quarter of 2026, and the remaining four in 2027.
•	Two 7,165 TEU vessels, contracted in September 2025 and both are expected to be delivered in the third quarter of 2027.
•	Two 6,014 TEU vessels, contracted in April 2023 and June 2025, respectively, of which one is expected to be delivered in the fourth quarter of 2025, and the other in 2027.

The aggregate contracted purchase price of the 18 container vessels currently under construction amounts to $1,684.6 million. So far, for the vessels currently under construction, the Company has paid $147.2 million, $180.4 million, and $40.0 million during the nine months ended September 30, 2025, and the years ended December 31, 2024, and 2023, respectively. The remaining contractual commitments of the remaining 18 vessel construction subsequent to September 30, 2025 are as follows (in thousands of US$):

Payments due by twelve month period ending:	in '000s of US$
September 30, 2026	$360,490
September 30, 2027	756,802
September 30, 2028	199,700
Total contractual commitments	$1,316,992

Additionally, a supervision fee of $850.0 thousand per newbuilding vessel is payable to Danaos Shipping Company Limited (the “Manager”) over the construction period. Supervision fees totaling $0.6 million and $3.0 million were charged by the Manager and capitalized to the vessels under construction in the nine months ended September 30, 2025 and in the year ended December 31, 2024, respectively. Interest expense amounting to $15.2 million and $21.5 million was capitalized to the vessels under construction in the nine months ended September 30, 2025 and in the year ended December 31, 2024, respectively.

The Company assumed time charter liabilities related to its acquisition of vessels in the second half of 2021. The amortization of these assumed time charters amounted to nil and $4.5 million in the nine months ended September 30, 2025 and September 30, 2024, respectively and is presented under “Operating revenues” in the condensed consolidated statement of income.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

5	Deferred Charges, net

Deferred charges, net consisted of the following (in thousands of US$):

Drydocking and Special Survey Costs
As of January 1, 2024	$38,012
Additions	50,568
Write-off	(660)
Amortization	(29,161)
As of December 31, 2024	$58,759
Additions	35,318
Amortization	(33,247)
As of September 30, 2025	$60,830

The Company follows the deferral method of accounting for drydocking and special survey costs in accordance with accounting for planned major maintenance activities, whereby actual costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled survey, which is two and a half years. If special survey or drydocking is performed prior to the scheduled date, the remaining unamortized balances are immediately written off. Furthermore, when a vessel is drydocked in more than one reporting period, the respective costs are identified and recorded in the period in which they were incurred.

6	Other Current and Non-current Assets

Other current and non-current assets consisted of the following (in thousands of US$):

	As of	As of
	September 30, 2025	December 31, 2024
Other Current Assets
Marketable securities	$116,302	$60,850
Straight-lining of revenue	25,907	22,170
Claims receivable	15,499	14,387
Other current assets	9,343	16,243
Total other current assets	$167,051	$113,650

	As of	As of
	September 30, 2025	December 31, 2024
Other Non-current Assets
Straight-lining of revenue	$34,188	$47,423
Other non-current assets	10,474	10,358
Total other non-current assets	$44,662	$57,781

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

6	Other Current and Non-current Assets (Continued)

In 2023, the Company acquired marketable securities of Eagle Bulk Shipping Inc., an owner of bulk carriers, which was listed on the New York Stock Exchange (Ticker: EGLE). On December 11, 2023, Star Bulk Carriers Corp. (Ticker: SBLK), a NASDAQ-listed owner and operator of drybulk vessels, and EGLE, announced that both companies had entered into a definitive agreement to combine in an all-stock merger, which was completed on April 9, 2024. Under the terms of the agreement, EGLE shareholders received 2.6211 shares of SBLK common stock in exchange for each share of EGLE common stock owned.

During the nine months ended September 30, 2025, the Company purchased an additional 2,185,967 shares of common stock of “SBLK” in the open market for $29.9 million. As a result, as of September 30, 2025, the Company owned 6,256,181 shares of SBLK common stock.

As of September 30, 2025 and December 31, 2024, these marketable securities were fair valued at $116.3 million and $60.9 million, respectively and the Company recognized a $25.6 million gain and a $10.4 million gain, respectively on these marketable securities reflected under “Gain/(Loss) on investments” in the condensed consolidated statements of income in the nine months ended September 30, 2025 and September 30, 2024, respectively. Additionally, the Company recognized dividend income on these shares amounting to $1.0 million in the nine months ended September 30, 2025 and $6.8 million for the nine months ended September 30, 2024, reflected under “Dividend income” in the condensed consolidated statements of income.

7	Accrued Liabilities

Accrued liabilities consisted of the following (in thousands of US$):

	As of	As of
	September 30, 2025	December 31, 2024
Accrued interest	$4,235	$10,599
Accrued dry-docking expenses	3,127	5,334
Accrued expenses	8,875	7,711
Total	$16,237	$23,644

Accrued expenses mainly consisted of accruals related to the operation of the Company’s fleet as of September 30, 2025 and December 31, 2024.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

8	Long-Term Debt, net

Long-term debt, net consisted of the following (in thousands of US$):

	Balance as of	Balance as of
Credit Facility	September 30, 2025	December 31, 2024
BNP Paribas/Credit Agricole $130 mil. Facility	$80,500	$86,200
Alpha Bank $55.25 mil. Facility	34,625	40,250
Syndicated $450.0 mil. Facility	383,020	355,330
Citibank $382.5 mil. Revolving Credit Facility	–	–
Syndicated $850.0 mil. Facility	–	–
Senior unsecured notes	262,766	262,766
Total long-term debt	$760,911	$744,546
Less: Deferred finance costs (long term portion)	(7,669)	(9,763)
Less: Current portion, gross of deferred finance costs	(78,000)	(35,220)
Total long-term debt net of current portion and long term portion of deferred finance costs	$675,242	$699,563

In February 2025, the Company entered into a syndicated loan facility agreement for a maximum principal amount of up to $850.0 million (the “Syndicated $850.0 mil. Facility”), to finance a portion of the purchase price of fourteen newbuilding container vessels. The facility is expected to be drawn upon delivery of each vessel in separate tranches. Each vessel tranche is repayable in 20 equal quarterly instalments of approximately $0.8 million per tranche followed by a final payment on the fifth anniversary of each vessel’s tranche of between $42.4 million and $46.7 million per tranche up to December 2033. The facility bears interest at SOFR plus a margin of 1.65% and commitment fee of 0.50%.

In March 2024, the Company entered into a syndicated loan facility agreement for a maximum principal amount of up to $450.0 million (the “Syndicated $450.0 mil. Facility”), which was initially secured by eight of the Company’s container vessels, including the one vessel which was under construction and expected to be delivered in the fourth quarter of 2025. The respective facility is being drawn in separate vessel tranches upon delivery of each vessel and as of September 30, 2025, no tranche is expected to be utilized during the fourth quarter of 2025, as the Company has submitted a cancellation notice for the undrawn amount related to the final vessel which was under construction. Each vessel tranche of the already drawn amounts is repayable in 20 equal quarterly instalments ranging between $0.6 and $0.9 million per tranche followed by a final payment on the fifth anniversary of each vessel’s tranche of between $31.8 million and $45.5 million per tranche up to September 2030. The facility bears interest at SOFR plus a margin of 1.85% and commitment fee of 0.74%. As of September 30, 2025, the Company had notified the bank that on October 1, 2025 (Note 17) will prepay the outstanding principal amount of $42.78 million of the newbuilding vessel Phoebe and as of September 30, 2025 its outstanding principal amount along with its unamortized deferred financing fees of $0.7 million were classified under current portion of long-term debt.

In June 2022, the Company put in place a $130.0 million senior secured term loan facility with BNP Paribas and Credit Agricole, which is secured by six 5,466 TEU sister vessels acquired in 2021. The facility is repayable in eight quarterly instalments of $5.0 million followed by twelve quarterly instalments of $1.9 million, together with a balloon payment of $67.2 million payable at maturity of the facility’s five year term in June 2027. The facility bears interest at SOFR plus a margin of 2.16% as adjusted by the sustainability margin adjustment.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

8	Long-Term Debt, net (Continued)

In December 2022, the Company early extinguished the remaining $437.75 million of the Citibank/Natwest $815.0 million Facility and replaced it with a $382.5 million Revolving Credit Facility with Citibank, out of which nil is drawn down as of September 30, 2025, and with a $55.25 million credit facility with Alpha Bank, which was utilized in full. The Citibank $382.5 mil. Revolving Credit Facility is reducing and repayable over 5 years in 20 quarterly reductions of $11.25 million each together with a final reduction of $157.5 million at maturity in December 2027. This facility bears interest at SOFR plus a margin of 2.0% and commitment fee of 0.8% on undrawn availability and is secured by sixteen of the Company’s vessels. The Alpha Bank $55.25 mil. facility is repayable over 5 years with 20 consecutive quarterly instalments of $1.875 million each, together with a balloon payment of $17.75 million at maturity in December 2027. This facility bears interest at SOFR plus a margin of 2.3% and is secured by two of the Company’s vessels.

The Company incurred interest expense amounting to $41.1 million, out of which $15.2 million was capitalized in the nine months ended September 30, 2025 compared to $31.5 million of interest expense incurred, out of which $16.8 million was capitalized in the nine months ended September 30, 2024. During the nine months ended September 30, 2025, the Company recorded a loss on debt extinguishment of $1.1 million, in relation to the cancellation of the undrawn portion of the Syndicated $450.0 mil. Facility (as described above) and was due to the write-off of unamortized deferred financing and commitment fee charges.

As of September 30, 2025, there was a $258.8 million remaining borrowing availability under the Company’s Citibank $382.5 mil. Revolving Credit Facility and $850.0 million under the Syndicated $850.0 million Facility. Thirty-one of the Company’s vessels having a net carrying value of $2,030.1 million as of September 30, 2025 and fourteen container vessels under construction, were subject to first preferred mortgages as collateral to the Company’s credit facilities other than its senior unsecured notes.

On February 11, 2021, the Company issued in a private placement, $300.0 million aggregate principal amount of senior unsecured notes, which bear interest at a fixed rate of 8.500% per annum and mature on March 1, 2028 (the “8.500% Senior Notes”). At any time on or after March 1, 2025 and March 1, 2026 the Company may elect to redeem all or any portion of the notes, respectively, at a price equal to 102.125% and 100%, respectively, of the principal amount being redeemed. In December 2022, the Company repurchased $37.2 million aggregate principal amount of its unsecured senior notes in a privately negotiated transaction. Interest payments on the notes are payable semi-annually commencing on September 1, 2021. In addition, $9.0 million of bond issuance costs were deferred and are recognized over the life of the bond through the effective interest method.

The scheduled debt maturities of long-term debt subsequent to September 30, 2025 are as follows (in thousands of US$):

Payments due by twelve month period ending:	Principal repayments
September 30, 2026	$78,000
September 30, 2027	100,520
September 30, 2028	302,511
September 30, 2029	233,505
September 30, 2030	46,375
Total long-term debt	$760,911

Alpha Bank $55.25 mil. Facility, Citibank $382.5 mil. Revolving Credit Facility, Syndicated $450.0 mil. Facility and Syndicated $850.0 mil. Facility contain a requirement to maintain minimum fair market value of collateral vessels to loan value coverage of 120% and the BNP Paribas/Credit Agricole $130 mil. Facility of 125%.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

8	Long-Term Debt, net (Continued)

Additionally, these facilities require to maintain the following financial covenants:

(i)	minimum liquidity of $30.0 million;
(ii)	maximum consolidated debt (less cash and cash equivalents) to consolidated EBITDA ratio of 6.5x; and
(iii)	minimum consolidated EBITDA to net interest expense ratio of 2.5x.

Each of the credit facilities except for senior unsecured notes are collateralized by first preferred mortgages over the vessels financed, general assignment of all hire freights, income and earnings, the assignment of their insurance policies, as well as any proceeds from the sale of mortgaged vessels, stock pledges and benefits from corporate guarantees. The Company was in compliance with the financial covenants contained in the credit facilities agreements as of September 30, 2025 and December 31, 2024.

9	Financial Instruments

The following is a summary of the Company’s risk management strategies and the effect of these strategies on the Company’s condensed consolidated financial statements.

Interest Rate Risk: Interest rate risk arises on bank borrowings. The Company monitors the interest rate on borrowings closely to ensure that the borrowings are maintained at favorable rates.

Concentration of Credit Risk: Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, cash equivalents and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with established financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company is exposed to credit risk in the event of non-performance by counterparties, however, the Company limits this exposure by diversifying among counterparties with high credit ratings. The Company depends upon a limited number of customers for a large part of its revenues. Credit risk with respect to trade accounts receivable is generally managed by the selection of customers among the major liner companies in the world and their dispersion across many geographic areas.

Fair Value: The carrying amounts reflected in the accompanying consolidated balance sheets of financial assets and liabilities (excluding long-term bank loans and certain other non-current assets) approximate their respective fair values due to the short maturity of these instruments. The fair values of long-term floating rate bank loans approximate the recorded values, generally due to their variable interest rates. The fair value of senior unsecured notes is measured based on quoted market prices. The fair value of marketable securities is measured based on the closing price of the securities on a stock exchange.

a. Interest Rate Swap Hedges

The Company currently has no outstanding interest rate swaps agreements. However, in the past years, the Company entered into interest rate swap agreements with its lenders in order to manage its floating rate exposure. Certain variable-rate interests on specific borrowings were associated with vessels under construction and were capitalized as a cost of the specific vessels. In accordance with the accounting guidance on derivatives and hedging, the amounts related to realized gains or losses on cash flow hedges that have been entered into and qualified for hedge accounting, in order to hedge the variability of that interest, were recognized in accumulated other comprehensive loss and are reclassified into earnings over the depreciable life of the constructed asset, since that depreciable life coincides with the amortization period for the capitalized interest cost on the debt. An amount of $2.7 million was reclassified into earnings for the nine months ended September 30, 2025 and 2024, representing its amortization over the depreciable life of the vessels. An amount of $3.6 million is expected to be reclassified into earnings within the next 12 months.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

9	Financial Instruments (Continued)

b. Fair Value of Financial Instruments

The Company determines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Inputs used in the valuation techniques to derive fair values are classified based on a three-level hierarchy.

Level I: Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level 3 inputs as of September 30, 2025 and December 31, 2024.

The estimated fair values of the Company’s financial instruments are as follows (in thousands of US$):

		As of September 30, 2025		As of December 31, 2024
	Balance Sheet Location	Book Value	Fair Value	Book Value	Fair Value

		(in '000s of US$)
ASSETS
Cash and cash equivalents	Cash and cash equivalents	$596,371	$596,371	$453,384	$453,384
Marketable securities	Other current assets	$116,302	$116,302	$60,850	$60,850
LIABILITIES
Secured long-term debt, including current portion (1)	Current portion of long-term debt, net & Long-term debt, net	$498,145	$498,145	$481,780	$481,780
Unsecured long-term debt (1)	Long-term debt, net	$262,766	$265,475	$262,766	$259,834

The estimated fair value of the financial instruments that are measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of September 30, 2025 (in thousands of US$):

		Fair Value Measurements as of September 30, 2025
	Balance Sheet Location	Total	(Level I)	(Level II)	(Level III)

		(in '000s of US$)
ASSETS
Marketable securities	Other current assets	$116,302	$116,302	$–	$–

The estimated fair value of the financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of September 30, 2025 (in thousands of US$):

		Fair Value Measurements as of September 30, 2025
	Balance Sheet Location	Total	(Level I)	(Level II)	(Level III)

		(in '000s of US$)
ASSETS
Cash and cash equivalents	Cash and cash equivalents	$596,371	$596,371	$–	$–
LIABILITIES
Secured long-term debt, including current portion (1)	Current portion of long-term debt, net & Long-term debt, net	$498,145	$–	$498,145	$–
Unsecured long-term debt (1)	Long-term debt, net	$265,475	$265,475	$–	$–

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

9	Financial Instruments (Continued)

The estimated fair value of the financial instruments that are measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of December 31, 2024 (in thousands of US$):

		Fair Value Measurements as of December 31, 2024
	Balance Sheet Location	Total	(Level I)	(Level II)	(Level III)

		(in '000s of US$)
ASSETS
Marketable securities	Other current assets	$60,850	$60,850	$–	$–

The estimated fair value of the financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of December 31, 2024 (in thousands of US$):

		Fair Value Measurements as of December 31, 2024
	Balance Sheet Location	Total	(Level I)	(Level II)	(Level III)

		(in '000s of US$)
ASSETS
Cash and cash equivalents	Cash and cash equivalents	$453,384	$453,384	$–	$–
LIABILITIES
Secured long-term debt, including current portion (1)	Current portion of long-term debt, net & Long-term debt, net	$481,780	$–	$481,780	$–
Unsecured long-term debt (1)	Long-term debt, net	$259,834	$259,834	$–	$–

(1)	Secured and unsecured long-term debt, including current portion is presented gross of deferred finance costs of $8.4 million (current and non current portions) and $9.8 million as of September 30, 2025 and December 31, 2024, respectively. The fair value of the Company’s secured debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities.

10	Commitments and Contingencies

There are no material legal proceedings to which the Company is a party or to which any of its properties are the subject, or other contingencies that the Company is aware of, other than routine litigation incidental to the Company’s business.

The Company has outstanding commitments under vessel construction contracts as of September 30, 2025, see Note 4 “Fixed Assets, Advances for Vessels Acquisition and Vessels under Construction”.

11	Stockholders’ Equity

During the nine-month period ended September 30, 2025, the Company declared and paid cash dividends of $47.0 million. More specifically, on February 10, 2025 the Company declared a dividend of $0.85 per share of common stock, which was paid on March 5, 2025, to stockholders of record as of February 24, 2025. On May 13, 2025 the Company declared a dividend of $0.85 per share of common stock which was paid on June 5, 2025 to holders of record on May 27, 2025 and on August 4, 2025 the Company declared a dividend of $0.85 per share of common stock which was paid on August 28, 2025, to holders of record on August 19, 2025.

During the nine-month period ended September 30, 2024, the Company declared and paid cash dividends of $46.5 million. More specifically, on February 13, 2024 the Company declared a dividend of $0.80 per share of common stock, which was paid on March 14, 2024, to stockholders of record as of February 28, 2024. On May 28, 2024 the Company declared a dividend of $0.80 per share of common stock which was paid on June 20, 2024 to holders of record on June 11, 2024 and on August 5, 2024 the Company declared a dividend of $0.80 per share of common stock which was paid on August 29, 2024, to holders of record on August 20, 2024.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

11	Stockholders’ Equity (Continued)

The Company issued 146 and 19 shares of common stock pursuant to its dividends reinvestment plan in the periods ended September 30, 2025 and September 30, 2024, respectively.

In June 2022, the Company announced a share repurchase program of up to $100.0 million of the Company’s common stock. This share repurchase program was upsized by $100.0 million on November 10, 2023 and by an additional $100.0 million on April 14, 2025 for a total aggregate amount of $300.0 million. The Company repurchased 678,060 shares of the Company’s common stock in the open market for $52.7 million in the nine months ended September 30, 2025, 661,103 shares for $53.9 million in the year ended December 31, 2024, 1,131,040 shares for $70.6 million in the year ended December 31, 2023 and 466,955 shares for $28.6 million in the period ended December 31, 2022. In total, as of September 30, 2025, the Company had repurchased a total of 2,937,158 shares of common stock for $205.7 million under this repurchase program.

As of April 18, 2008, the Board of Directors and the Compensation Committee approved incentive compensation of the Manager’s employees with its shares from time to time, after specific for each such time, decision by the compensation committee and the Board of Directors in order to provide a means of compensation in the form of free shares to certain employees of the Manager of the Company’s common stock. The plan was effective as of December 31, 2008. Pursuant to the terms of the plan, employees of the Manager may receive (from time to time) shares of the Company’s common stock as additional compensation for their services offered during the preceding period. The total amount of stock to be granted to employees of the Manager will be at the Company’s Board of Directors’ discretion only and there will be no contractual obligation for any stock to be granted as part of the employees’ compensation package in future periods.

In December 2024, the Company granted 30,000 shares of restricted stock to certain employees of the Manager, out of which 2,000 shares are scheduled to vest in December 2025, 4,000 shares in December 2026, 8,000 shares in December 2027 and the remaining 16,000 shares in December 2028. The vesting of these shares is subject to satisfaction of the vesting terms, under the Company’s 2006 Equity Compensation Plan, as amended. The 30,000 restricted shares were issued and outstanding as of December 31, 2024, with aggregate compensation expense of $2.3 million related thereto expected to be recognized as the shares vest over a 4-year period. In relation to the vesting of these 30,000 restricted shares to certain employees of the Manager and the 100,000 shares to vest to the Manager at the end of 2025 under the amended and restated management agreement (please refer to Note 14 “Related Party Transactions”), an amount of $5.2 million was expensed in the nine months ended September 30, 2025 and an additional $1.7 million is expected to be recognized as stock based compensation to the Manager for the remainder of 2025.

The aggregate number of shares of common stock for which awards may be granted under the Plan shall not exceed 1,000,000 shares plus the number of unvested shares granted before August 2, 2019. The equity awards may be granted by the Company’s Compensation Committee or Board of Directors under its amended and restated 2006 equity compensation plan. Awards made under the Plan that have been forfeited, cancelled or have expired, will not be treated as having been granted for purposes of the preceding sentence.

In November 2024, the Company granted 100,000 fully vested shares to executive officers.

The Company has also established the Directors Share Payment Plan under its 2006 equity compensation plan. The purpose of the plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of Company’s Common Stock. The plan was effective as of April 18, 2008, and amended effective August 26, 2025. Each member of the Board of Directors of the Company may participate in the plan. Pursuant to the terms of the plan, directors may elect to receive in Common Stock all or a portion of their compensation. Following the last of each calendar quarter, the Company delivers to each Director the number of shares represented by the rights credited to their Share Payment Account during the preceding calendar quarter. During the nine months ended September 30, 2025 and September 30, 2024, none of the directors elected to receive their compensation in Company shares.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

12	Lease Arrangements

Charters-out

As of September 30, 2025, the Company generated leasing operating revenues from its 74 container vessels on time charter or bareboat charter agreements, with remaining terms ranging from less than one year to 2033. Additionally, the Company contracted 5-year and 7-year time charter agreements for all the 18 container vessels under construction as of September 30, 2025. Under the terms of the charter party agreements, most charterers have options to extend the duration of contracts ranging from less than one year to three years after the expiration of the contract. The Company determines fair value of its vessels at the lease commencement date and at the end of lease term for lease classification with the assistance from valuations obtained by third party independent shipbrokers. The Company manages its risk associated with the residual value of its vessels after the expiration of the charter party agreements by seeking multi-year charter arrangements for its vessels.

In May 2022, the Company received $238.9 million of charter hire prepayment related to charter contracts for 15 of the Company’s vessels, representing partial prepayment of charter hire payable up to January 2027. This charter hire prepayment is recognized in revenue through the remaining period of each charter party agreement, in addition to the contracted future minimum payments reflected in the table below. As of September 30, 2025, the outstanding balances of the current and non-current portion of unearned revenue in relation to this prepayment amounted to $23.1 million and $6.6 million, respectively. As of December 31, 2024, the outstanding balances of the current and non-current portion of unearned revenue in relation to this prepayment amounted to $37.2 million and $22.9 million, respectively.

The future minimum payments, expected to be received on non-cancellable time charters and bareboat charters classified as operating leases consisted of the following as of September 30, 2025 (in thousands of US$):

Period	in '000s of US$
Remainder of 2025	$238,082
2026	884,795
2027	714,853
2028	531,582
2029	413,431
2030 and thereafter	843,755
Total future rentals	$3,626,498

Rentals from time charters are not generally received when a vessel is off-hire, including time required for normal periodic maintenance of the vessel. In arriving at the future minimum rentals, an estimated time off-hire to perform periodic maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

13	Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended
	September 30,
	2025	2024

	(in '000s of US$)
Numerator:
Net income	$130,649	$122,996

Denominator (number of shares in thousands):
Basic weighted average common shares outstanding	18,310	19,345
Effect of dilutive securities:
Dilutive effect of non-vested shares	74	172
Diluted weighted average common shares outstanding	18,384	19,517

Basic earnings per share (in $ per share)	$7.14	$6.36
Diluted earnings per share (in $ per share)	$7.11	$6.30

	Nine months ended
	September 30,
	2025	2024

	(in '000s of US$)
Numerator:
Net income	$376,700	$414,646

Denominator (number of shares in thousands):
Basic weighted average common shares outstanding	18,467	19,368
Effect of dilutive securities:
Dilutive effect of non-vested shares	52	172
Diluted weighted average common shares outstanding	18,519	19,540

Basic earnings per share (in $ per share)	$20.40	$21.41
Diluted earnings per share (in $ per share)	$20.34	$21.22

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

14	Related Party Transactions

On February 3, 2025, the Company entered into an amended and restated management agreement with Danaos Shipping Company Limited (“the Manager”), effective as of January 1, 2025 until December 31, 2025, removing the provision of certain commercial services to the Company by Danaos Shipping and the related fees payable by the Company. Under this agreement the Company pays to the Manager the following fees:

(i)	an annual management fee of $2.0 million and 100,000 shares of the Company’s common stock, payable annually,
(ii)	a daily vessel management fee of $475 for vessels on bareboat charter, pro-rated for the number of calendar days the Company owns each vessel,
(iii)	a daily vessel management fee of $950 for vessels on time charter and voyage charter, pro-rated for the number of calendar days the Company owns each vessel,
(iv)	a flat fee of $850 thousand per newbuilding vessel, which is capitalized to the newbuilding cost, for the on premises supervision of any newbuilding contracts by selected engineers and others of its staff, and
(v)	a fee of $1 per Emission Allowance required to be surrendered by the Responsible entity under the EU ETS or any other applicable emission scheme in any calendar year.

On August 1, 2025, the Company further amended the management agreement with the Manager to extend the termination date to December 31, 2026, and under which the Company will pay the following fees:

(i)	an annual management fee of (a) $2.0 million for the remainder of 2025 and (b) $2.5 million effective as of January 1, 2026,
(ii)	100,000 shares of the Company’s common stock, payable annually in the fourth quarter of each year,
(iii)	a daily vessel management fee of (a) $475 for vessels on bareboat charter for the remainder of 2025 and (b) $550 for vessels on bareboat charter for 2026, effective as of January 1, 2026, each pro-rated for the number of calendar days the Company owns each vessel,
(iv)	a daily vessel management fee (a) of $950 for vessels on time charter or voyage charter for the remainder of 2025 and (b) of $1,100 for vessels on time charter or voyage charter for 2026, effective as of January 1, 2026, each pro-rated for the number of calendar days the Company owns each vessel,
(v)	a flat fee of $850 thousand per newbuilding vessel, which is capitalized to the newbuilding cost, for the on premises supervision of any newbuilding contracts by selected engineers and others of its staff, and
(vi)	a fee of $1 per Emission Allowance required to be surrendered by the Responsible entity under the EU ETS or any other applicable emission scheme in any calendar year.

Management fees to the Manager amounted to $23.0 million and $21.4 million in the nine months ended September 30, 2025 and 2024, respectively, and are presented under “General and administrative expenses” in the condensed consolidated statements of income. Additionally, supervision fees for vessels under construction totaling $0.6 million and $3.0 million were charged by the Manager and capitalized to vessels under construction costs in the nine months ended September 30, 2025 and the year ended December 31, 2024, respectively.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

14	Related Party Transactions (Continued)

On February 3, 2025, the Company entered into a brokerage services agreement with Danaos Chartering Services Inc. (“Danaos Chartering”), effective as of January 1, 2025 until December 31, 2025, for the provision of commercial services at the same fees previously payable to Danaos Shipping Company Limited. Danaos Chartering, a newly-formed affiliate of Danaos Shipping, is ultimately owned by Danaos Investment Limited (“DIL”), the Company’s largest stockholder. On August 1, 2025, the Company amended the brokerage services agreement with Danaos Chartering to extend the termination date to December 31, 2026. Except for this change in the termination time, all other terms and fee structures of the agreement remain unchanged, under which the Company will pay:

(i)	a management fee of 1.25%
(ii)	on all freight, charter hire, ballast bonus and demurrage for each vessel, and
(iii)	a fee of 1.0% based on the contract price of any vessel bought or sold by it on the Company’s behalf, including newbuilding contracts.

Commercial services commissions amounted to $9.8 million and $9.3 million in the nine months ended September 30, 2025 and 2024, respectively and are presented under “Voyage expenses” in the condensed consolidated statements of income. Commissions on acquisition of vessels totaling $0.9 million and $6.0 million in the nine months ended September 30, 2025 and year ended December 31, 2024, respectively, were capitalized to the cost of the acquired vessels.

The balance “Due from related parties” in the condensed consolidated balance sheets totaling $50.2 million and $52.6 million as of September 30, 2025 and December 31, 2024, respectively, represents advances to the Manager on account of the vessels’ operating and other expenses. Defined benefit obligation for the executive officers of $15.4 million and $12.9 million is presented under “Other long-term liabilities” in the condensed consolidated balance sheets as of September 30, 2025 and December 31, 2024. The Company recognized prior service cost and periodic cost of this defined benefit executive retirement plan amounting to $1.8 million in the nine months ended September 30, 2025 and September 30, 2024, respectively.

15	Operating Revenue

Operating revenue from time charters and bareboat charters and voyage charters for the nine months ended September 30, 2025 and 2024, were as follows:

	Nine months ended
	September 30, 2025	September 30, 2024
Time charters and bareboat charters	$740,279	$719,845
Voyage charters	35,912	36,086
Total Revenue	$776,191	$755,931

As of September 30, 2025 and December 31, 2024, the Company had accounts receivable from voyage charter agreements amounting to $2.2 million and $0.4 million, respectively, and are presented under “Accounts receivable, net” in the condensed consolidated balance sheets.

The operating revenues received in advance from voyage charter agreements amounting to $2.5 million and $1.7 million is presented under current “Unearned revenue” in the condensed consolidated balance sheets as of September 30, 2025 and December 31, 2024, respectively. Unearned revenue as of December 31, 2024 was recognized in earnings in the nine months ended September 30, 2025 as the performance obligations were satisfied in that period. Unearned revenue related to voyage charter agreements in progress as of September 30, 2025 will be recognized in earnings as performance obligations will be satisfied.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

15	Operating Revenue (Continued)

Further, as of September 30, 2025, capitalized contract fulfilment costs, which are recorded under “Other current assets” in the condensed consolidated balance sheets, increased by $0.8 million compared to December 31, 2024, to $1.2 million from $0.4 million. The outstanding balance is mainly affected by the timing of commencement of revenue recognition.

16	Segments

Until the acquisition of the drybulk vessels in 2023, the Company reported financial information and evaluated its operations by total charter revenues. Since 2023, for management purposes, the Company has been organized based on operating revenues generated from container and drybulk vessels and has two reporting segments: (1) the container vessels segment and (2) the drybulk vessels segment. The container vessels segment owns and operates container vessels, which are primarily chartered on multi-year, fixed-rate time charter and bareboat charter agreements. The drybulk vessels segment owns and operates drybulk vessels to provide transportation services for drybulk commodities.

The Company’s Chief Operating Decision Maker, the Chief Executive Officer, monitors and assesses the performance of the container vessels segment and the drybulk vessels segment based on net income. Items included in each segment’s net income are allocated directly to the extent they are directly or indirectly attributable to that segment. For items allocated through indirect calculations, the allocation is based on the utilization of key resources. Investments in marketable securities and investments in affiliates accounted for using the equity method are not allocated to any of the Company’s reportable segments.

The following table summarizes our selected financial information for the nine months ended and as of September 30, 2025, by segment (in thousands of US$):

Income Statement Metrics for the nine months ended September 30, 2025	Container vessels segment	Dry bulk vessels segment	Total

	(in '000s of US$)
Operating revenues	$714,738	$61,453	$776,191
Voyage expenses	(26,955)	(21,885)	(48,840)
Vessel operating expenses	(138,287)	(22,056)	(160,343)
Depreciation	(111,973)	(9,930)	(121,903)
Amortization of deferred drydocking and special survey costs	(26,658)	(6,589)	(33,247)
Interest income (excluding interest income from investments in affiliates)	10,984	-	10,984
Interest expense	(28,255)	-	(28,255)
Other segment items (1)	(39,953)	(3,865)	(43,818)
Net Income per segment	$353,641	$(2,872)	$350,769
Gain on investments, dividend income, interest income from investments in affiliates and equity loss on investments			25,931
Net Income			$376,700

1. Other segment items for each reportable segment include general and administrative expenses, other finance expenses, other income/(expenses) and loss on derivatives.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

16	Segments (Continued)

Balance Sheet Metrics as of September 30, 2025	Container vessels segment	Dry bulk vessels segment	Total

	(in '000s of US$)
Total Assets per segment	$4,230,490	$267,859	$4,498,349
Marketable Securities (1)			116,302
Receivable from affiliates (1)			84
Total Assets			$4,614,735

1. Reflected under “Other current assets” in the condensed consolidated balance sheet.

The following table summarizes the Company’s selected income statement metrics for the nine months ended September 30, 2024, by segment (in thousands of US$):

Income Statement Metrics for the nine months ended September 30, 2024	Container vessels segment	Dry bulk vessels segment	Total

	(in '000s of US$)
Operating revenues	$699,567	$56,364	$755,931
Voyage expenses	(24,548)	(25,471)	(50,019)
Vessel operating expenses	(122,949)	(17,121)	(140,070)
Depreciation	(100,775)	(7,194)	(107,969)
Amortization of deferred drydocking and special survey costs	(19,062)	(847)	(19,909)
Interest income (excluding interest income from investments in affiliates)	8,960	-	8,960
Interest expense	(16,243)	-	(16,243)
Other segment items (1)	(28,806)	(3,042)	(31,848)
Net Income per segment	$396,144	$2,689	$398,833
Gain on investments, dividend income, interest income from investments in affiliates and equity loss on investments			15,813
Net Income			$414,646

1. Other segment items for each reportable segment include general and administrative expenses, other finance expenses, other income/(expenses) and loss on derivatives.

The following table summarizes the Company’s selected balance sheet metrics as of December 31, 2024, by segment (in thousands of US$):

Balance Sheet Metrics as of December 31, 2024	Container vessels segment	Dry bulk vessels segment	Total

	(in '000s of US$)
Total Assets per segment	$4,006,268	$276,207	$4,282,475
Marketable Securities (1)			60,850
Receivable from affiliates (1)			329
Total Assets			$4,343,654

1. Reflected under “Other current assets” in the condensed consolidated balance sheet.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

17	Subsequent Events

On October 1, 2025, the Company early prepaid the outstanding principal amount of $42.78 million of the newbuilding vessel Phoebe which was under the Syndicated $450.0 mil. Facility.

On October 3, 2025, an amended and restated facility agreement was executed to provide additional funding to CTTC. Under the amended agreement, the Company provided CTTC with an additional funding of $0.4 million, resulting in total funding of $2.5 million in the form of a loan bearing interest at a rate of SOFR plus a margin of 2.0%, with a maturity date of December 31, 2026.

On October 16, 2025, the Company consummated its offering of $500.0 million of 6.875% senior unsecured notes due in 2032. The Company intends to use the net proceeds from the offering to (i) early redeem in full the $262.8 million outstanding principal amount of the Company's 8.500% Senior Notes due 2028 on or about March 1, 2026, (ii) repay in full the outstanding principal amount under its BNP Paribas/Credit Agricole $130.0 million Secured Credit Facility on December 1, 2025, (iii) repay in full the outstanding principal amount under its Alpha Bank $55.25 million Secured Credit Facility on December 1, 2025, (iv) to pay costs, fees and expenses related to the refinancing, including commissions, placement, financial advisory fees and other transaction costs and professional fees, and (v) for general corporate purposes.

On October 17, 2025, the Company entered into a Memorandum Agreement to purchase a Capesize dry bulk vessel to be delivered to the Company in the first quarter of 2026.

On October 23, 2025, the Company entered into a Japanese operating lease agreement (the “JOLCO Facility”) with a call option for a total facility of up to $80.0 million, with the purpose of financing the container vessel Phoebe (previously financed and mortgaged under the Syndicated $450.0 mil. Facility). The sale and lease back agreement has a duration of eight years. On October 30, 2025, the Company drew down the full amount of $80.0 million.

On October 30, 2025, the Company gave notices for the full repayment of the outstanding principal amounts under the BNP Paribas/Credit Agricole $130.0 million Secured Credit Facility and the Alpha Bank $55.25 million Secured Credit Facility, respectively, on December 1, 2025.

On November 10, 2025, the Company took delivery of the 6,014 TEU under-construction container vessel with Hull No. CV5900-08, named Greenhouse, which commenced a long-term charter upon delivery.

Pursuant to the $300.0 million authorized share repurchase program, as described in Note 11, in November 2025, the Company repurchased 85,369 shares in open market transactions. As of the date of this report, under the $300.0 million authorized share repurchase program, the Company has repurchased a total of 3,022,527 shares of its common stock in the open market for $213.6 million.

In November 2025, the Company reached an agreement with a Chinese shipyard for the commissioning of six 1,800 TEU newbuilding container vessels, with expected deliveries from 2027 through 2029, while the Company has already secured 10 year charters for four out of these six newbuilding vessels.

On November 17, 2025, the Company has declared a dividend of $0.90 per share of common stock payable on December 11, 2025, to holders of record on December 2, 2025.